Exhibit 99.2

CURALEAF HOLDINGS, INC.

Consolidated Financial Statements

As of and for the Years Ended

December 31, 2022 and 2021

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Notice to Reader

The Company has chosen to prepare its financial statements filed on SEDAR and EDGAR in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) beginning with the period ending December 31, 2022. As required pursuant to section 4.3(4) of National Instrument 51-102 - Continuous Disclosure Obligations, the Company must restate its amended and restated Interim Financial Statements for the fiscal year ended December 31, 2022 in accordance with U.S. GAAP, such amended and restated Interim Financial Statements having previously been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The audited Financial Statements herein have been prepared in accordance with U.S. GAAP and the required 2022 Interim Financial Statements are being filed on SEDAR and EDGAR concurrently with this filing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Curaleaf Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Curaleaf Holdings, Inc. (the “Company”) as of December 31, 2022, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 1, 2023, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the impairment analysis for goodwill and intangible assets

As discussed in Note 10 to the financial statements, the goodwill, and intangible assets balance as of December 31, 2022, was $625.1 million and $1,217.2 million, respectively. The Company performs impairment testing on an annual basis or whenever there is a triggering event. Impairment charges are determined by comparing the fair value of the reporting unit to its carrying value.

An impairment charge in the amount of $129.8 million, allocated $92.6 million to goodwill and $37.2 million to intangible assets was recorded during the year ended December 31, 2022. We identified the evaluation of goodwill and intangible asset impairment as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the fair value estimates which required the use of professionals with specialized skills and knowledge. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the fair value and the Company’s assessment of impairment.

The primary procedures we performed to address this critical audit matter included:

●	Obtained an understanding of management’s process as it relates to the impairment of goodwill and intangible assets.
●	Confirmed the appropriateness of the reporting units evaluated in performing management’s impairment analysis.
●	Evaluated the impairment analysis performed by a third party retained by management to assist with the Company’s impairment assessments.
●	Evaluated the credentials of the third-party valuation firm to determine whether the personnel had the appropriate experience and credentials to perform the impairment analysis.
●	With the assistance of our firm valuation specialists with specialized skills and knowledge, substantively tested the appropriateness of the judgments and assumptions used by management in conducting its impairment analysis, including:
o	Tested the mathematical accuracy of the calculations performed along with assessing the completeness and accuracy of the information used in the calculations.
o	Evaluated the appropriateness of the valuation methodologies used, as well as the reasonableness of significant assumptions and inputs used, including anticipated future cash flows, discount rates, market multiples, risk-free rate, and the weighted-average cost of capital.
o	Performed sensitivity analyses to evaluate the changes in the fair value of the reporting units that we deemed to be at risk of impairment.
o	Compared significant assumptions used by management to historical results of operations, industry and market data, and other evidence obtained in the performance of the audit.
●	Assessed the adequacy of the disclosure related to goodwill and intangible assets in the financial statements.

Fair value measurement of intangible assets and goodwill related to material acquisitions

As discussed in Note 4 to the financial statements, during 2022 the Company completed material acquisitions of Bloom Dispensaries and Tryke Companies.

The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including intangible assets of licenses and goodwill. Management estimated the fair value of the intangible assets using a discounted cash flow approach. To estimate fair value, management is required to make estimates and assumptions on the projected revenue and related growth rates, profitability of the acquired business and discount rate. In addition, the valuation of earn-outs needed to be valued and they were valued via Monte Carlo simulation analysis.

Auditing the Company’s accounting for acquisitions was complex due to the significant estimation uncertainty in the Company’s determination of the fair value of identifiable intangible assets which required the use of professionals with specialized skills and knowledge.

The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumptions used to estimate the fair value of the intangible assets included discount rates and projected financial information such as revenue growth rates and profitability. These significant assumptions are forward looking and could be affected by future economic and market conditions.

The primary procedures we performed to address this critical audit matter included:

●	Obtained an understanding of management’s process as it relates to the determination of the fair value of assets acquired and liabilities assumed.
●	Evaluated the fair value allocations and related computations prepared by a third-party valuation firm retained by management to assist with the Company’s purchase price allocation.

●	Evaluated the credentials of the third-party valuation firm to determine whether the personnel had the appropriate experience and credentials to perform the impairment analysis.
●	With the assistance of firm valuation specialists with specialized skills and knowledge, substantively tested the appropriateness of the judgments and assumptions used by management in conducting its acquisition purchase price allocation analysis, including:
o	Read the purchase agreements;
o	Tested management’s process for estimating the fair values of the intangible assets acquired and where applicable, contingent consideration;
o	Tested the mathematical accuracy of the calculations performed along with assessing the completeness and accuracy of the information used in the calculations;
o	Evaluated the appropriateness of the valuation methodologies used, as well as the reasonableness of significant assumptions and inputs used, including the rate of future revenue growth, profitability of the acquired business and the discount rate; and
o	Compared significant assumptions used by management, including Beta's, size premia, and interest rates to data obtained from independent data sources.
●	Assessed the adequacy of the disclosure related to acquisitions in the financial statements.

Valuation of inventory

As described in Notes 2 and 5, to the financial statements, the Company’s inventory, net at December 31, 2022, was $250.6 million and consists of cannabis and non-cannabis raw materials, work-in-process and finished goods, and is valued at cost and subsequently at the lower of cost and net realizable value. Significant inputs and assumptions used in the valuation of inventory include attrition rates of plants, average yield per plant, and cumulative stage of completion in the production process. In addition, the Company records a provision for aged, obsolete, or unsellable inventory, which can involve a high degree of judgment. The Company periodically reviews its inventory and identifies that which is aged, obsolete, or unsellable by considering factors such as inventory levels, expected product life and forecasted sales demand.

The valuation of inventory was identified as a critical audit matter because of the significant assumptions management makes with regards to its valuation of inventory and the increased extent of effort required performing audit procedures to evaluate the reasonableness of management’s assumptions and estimates.

The primary procedures we performed to address this critical audit matter included:

●	Performed an observation of the Company’s physical inventory count, including independent test counts thereon.
●	Obtained an understanding of management’s process over the valuation of inventory including the allocation of labor and overhead costs to inventory, and management’s policy for setting standard costs including yield and lifecycle assumptions.
●	Evaluated the reasonableness of the significant assumptions by testing inventory costs based on historical production and third-party purchases.
●	Evaluated the appropriateness of management’s methodologies used, as well as the significant assumptions and inputs, in developing their assessment of net realizable value and their estimated reserve for slow-moving or excess inventory, by comparing significant assumptions used by management to historical information, independent calculations, evidence obtained in other areas of the audit, current selling prices and current costs.
●	Tested the mathematical accuracy of the calculations performed along with assessing the completeness and accuracy of the information used in the calculations.

Impact of Ineffective Control Environment

As discussed in Management’s Annual Report on Internal Controls Over Financial Reporting, at December 31, 2022, management identified that a material weakness existed as of December 31, 2022, as the Company did not maintain an effective control environment. Specifically, the control environment did not ensure that the Company’s employees engaged in conduct consistent with the Company’s Business Conduct and Ethics Code.

We identified the evaluation of the sufficiency of audit evidence in response to the material weakness as a critical audit matter. Evaluating the sufficiency of the audit evidence obtained required especially subjective auditor judgement because of the material weakness identified above.

The following are the primary procedures we performed to address this critical audit matter:

●	We applied significant auditor judgment to determine the nature and extent of procedures to be performed over processes for which control reliance could or could not be placed on certain key internal controls as a result of the material weakness.
●	In those areas where we were unable to rely on internal controls, we reflected the effect of the material weakness in our assessment of risk, including
o	Increased the number of items selected to perform certain audit procedures;
o	Lowered the testing thresholds for investigating differences between recorded amounts and independent expectations developed by us as relative to what we would have done if the Company’s controls were designed and operating effectively; and
o	Evaluated the overall sufficiency of audit evidence obtained by assessing the results of procedures performed.

/s/ PKF O’Connor Davies, LLP

We have served as the Company’s auditor since July 20, 2022

New York, New York

May 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Curaleaf Holdings, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Curaleaf Holdings, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weaknesses described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control–Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

●	Controls were not effectively documented and maintained to verify that the existence of all inventories subject to physical inventory counts were correctly counted. The Company’s process for compiling and communicating inventory data to ensure accurate reporting in their financial statements was not effective, including inadequate verification for completeness and accuracy of key reports and spreadsheets used to review and monitor inventory balances.
●	Certain information technology (“IT”) controls for security and administration of key IT systems did not operate effectively throughout the year. Specifically, (i) periodic user access reviews of roles and permissions were not performed sufficiently throughout the period for certain key IT systems, (ii) certain key IT systems were not logically restricted between business and IT administration access privileges, resulting in improper segregation of duties for certain business processes, and (iii) removal of access that is no longer needed was not performed in a timely manner.
●	Controls pertaining to wholesale revenue were not sufficiently designed or implemented to reasonably assure the accurate recording of wholesale revenue in the correct reporting periods, and in accordance with relevant accounting standards.
●	The control environment, which is the responsibility of senior management, helps set the tone of the organization, influences the control consciousness of its officers and employees, and is an important component affecting how the organization performs risk management, financial analysis, accounting, and financial reporting. The Company did not maintain an effective control environment primarily attributable to the following identified material weaknesses:
o	Ineffective control environment to ensure adherence by the Company’s employees to the Company’s Business Conduct and Ethics Code. This resulted in communication failures of relevant facts necessary for the accounting group to properly conclude on transactions which led to incorrect accounting treatment of certain wholesale revenue transactions.
o	The Company did not have sufficient personnel with an appropriate level of knowledge, experience, and training commensurate with the complexity of the transactions and the financial reporting requirements.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated May 1, 2023, on those consolidated financial statements.

The Company acquired Bloom Dispensaries, Sapphire Medial Clinics Limited, NRPC Management, LLC, Broad Horizon Holdings, LLC, Pueblo West Organics, Four20 Pharma GmbH, and Tryke Companies (collectively “Acquired Entities”) during 2022, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. The Acquired Entities internal control over financial reporting was associated with approximately 9% of the Company’s current assets, 16% of total assets, 4% of current liabilities, 8% of total liabilities, as well as 7% of net revenues and 3% of net loss included in the consolidated financial statements of the Company as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Acquired Entities.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2022 and our report dated May 1, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PKF O’Connor Davies, LLP

New York, New York

May 1, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of directors of Curaleaf Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Curaleaf Holding Inc. (the Company) as of December 31, 2021, the related consolidated statements of profits and losses and other comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States (US GAAP). as issued by the Financial Accounting Standards Board (FASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the impairment analysis for goodwill

As discussed in Note 10 to the consolidated financial statements, the goodwill balance as of December 31, 2021 was $605,496 thousand. The Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a cash generating unit (“CGU”) might exceed its recoverable amount, which is determined based on the higher of the fair value less costs of disposal or value-in-use. The significant assumptions were determined to be estimated sales volumes, selling prices, gross margins and discount rates.

The impairment in the amount of $8,901 thousands, allocated $3,181 thousands to goodwill and $5,720 thousands to intangible assets was recorded during the year ended December 31, 2021. This impairment was recorded in the statement of income and comprehensive income (disclosed in Note 10).

We identified the evaluation of goodwill impairment as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the recoverable amount which required the use of

PKF Antares Professional Corporation, Chartered Professional Accountants (“PKF Antares”) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

professionals with specialized skills and knowledge. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of CGUs and the Company's assessment of impairment.

The following are the primary procedures we performed to address this critical audit matter:

●	We critically evaluated the determination of the CGUs and carrying values of each CGU;
●	We compared the Company’s historical forecasts to actual results to assess the Company’s ability to accurately estimate sales volumes, selling prices and operating costs;
●	We evaluated the reasonableness of the Company’s estimated sales volumes used in estimating of recoverable amounts, by comparing the estimated sales volumes to historical actual results of the Company, planned business initiatives, and external industry reports;
●	We tested the estimated selling prices by comparing to actual sales prices realized subsequently to year end. We assessed the reasonableness of cost of goods sold by comparing the actual cost of goods sold to the forecasted cost of goods sold;
●	We involved valuation specialists with specialized skills and knowledge, who assisted in a) evaluating the discount rates used in the impairment analyses by comparing them to discount rate ranges that were independently developed using publicly available market data for comparable entities; and b) performing sensitivity analyses over the discount rates to assess their impact on the determination of recoverable amounts.
●	We assessed the adequacy of the disclosure of the goodwill in the consolidated financial statements.

Acquisition of subsidiaries

As discussed in Note 4 to the consolidated financial statements, during 2021 the Company completed acquisition of EMMAC Life Science Limited, Grassroots Maryland and Los Suenos Farms.

The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including intangible assets of licenses, tradenames, know-how and non-competition agreements. Management estimated the fair value of the intangible assets using a discounted cash flow approach. To estimate fair value, management is required to make estimates and assumptions on the projected revenue and related growth rates, profitability of the acquired business and discount rate.

Auditing the Company's accounting for acquisition of subsidiaries was complex due to the significant estimation uncertainty in the Company’s determination of the fair value of identifiable intangible assets. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumptions used to estimate the fair value of the intangible assets included discount rates, revenue growth rates and profitability that form the basis of the forecasted results. These significant assumptions are forward looking and could be affected by future economic and market conditions.

Our audit procedures to address the critical audit matter included the following, among others:

●	We assessed the reasonableness of the projected revenues and related growth by verifying key management’s assumptions, such as population penetration to cannabis medical market in different jurisdictions and medical THC dosing to external sources. We also reconciled base sale prices to actual sales contracts and verified accuracy of historical information underlying projections;
●	We assessed the reasonableness of profitability by comparing projected margins with historical and annualized actual data, as well as with market trends indicated in external sources;
●	With the assistance of valuation specialists:
o	evaluated the Company’s selection of valuation methodologies and
o	evaluated the reasonableness of the discount rate by (1) testing the source information underlying the determination of the discount rate and testing the mathematical accuracy of the calculation and (2) developing a range of independent estimates and comparing those to the discount rate selected by management.

PKF Antares Professional Corporation, Chartered Professional Accountants (“PKF Antares”) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Revenue recognition of non-routine wholesale transactions

The Company generates certain wholesale revenue under complex non-routine contract terms. As discussed in Note 23 to the consolidated financial statements, the Company has determined to make certain adjustments to the wholesale revenue figures due to the incorrect treatment in the previously reported consolidated financial statements for the year ending December 31, 2021.

We identified the treatment of non-routine wholesale revenue transactions a critical audit matter as the accurate revenue recognition on these transactions requires a higher degree of auditor judgment. Judgement was required to assess whether such transactions met the requirement of ASC 606 Revenue from Contracts with Customers, and to assess if the transactions had commercial substance and resulted in revenue being recognized. Auditor judgement was also required to assess whether the recording of revenue was accurate and consistent with the terms and conditions associated with certain non-routine third-party wholesale transactions.

Our audit procedures to address the critical audit matter included the following, among others:

●	obtained and assessed analysis performed by the management and independent professionals engaged by the Audit Committee;
●	obtained agreements and understood the terms and conditions associated with certain third-party wholesale transactions and assessed whether the accounting treatment is consistent with the terms and conditions and requirements of ASC 606;
●	assessed internal controls over revenue recognition on wholesale transactions;
●	compared bulk sales of dried cannabis flower and oil in the wholesale sales channel to customer contracts, shipment documentation and third party payment support;
●	compared sales with customers for the potential reciprocal purchases of other products from the same counterparties;
●	tested customer rebates for the wholesale transactions with key customers;
●	performed revenue cut-off testing ensure adequacy on recognition period of revenue.

We have served as the Company’s auditor since 2018.

/s/ PKF Antares Professional Corporation

Calgary, Alberta	Chartered Professional Accountants
May 1, 2023

PKF Antares Professional Corporation, Chartered Professional Accountants

602 12 Ave SW #700, Calgary, AB T2R 1J3

T: +1 403 375 9955, www.pkfantares.com

PKF Antares Professional Corporation, Chartered Professional Accountants (“PKF Antares”) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Curaleaf Holdings, Inc.

Consolidated Balance Sheets

(in thousands)

		As of
	Note	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents		$163,177	$299,329
Accounts receivable, net	3	52,162	60,427
Inventories, net	5	250,643	248,146
Assets held for sale	6	107,051	80,736
Prepaid expenses and other current assets		32,301	35,670
Current portion of notes receivable	7	—	2,315
Total current assets		605,334	726,623
Deferred tax asset	17	1,564	2,155
Notes receivable	7	—	842
Property, plant and equipment, net	8	618,165	525,825
Right-of-use assets, finance lease	9	156,868	103,035
Right-of-use assets, operating lease	9	122,646	76,048
Intangible assets, net	10	1,217,192	1,036,054
Goodwill	10	625,129	605,834
Investments		2,797	4,401
Other assets	4, 17	48,224	24,256
Total assets		$3,397,919	$3,105,073

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	22	$85,263	$26,751
Accrued expenses		112,535	86,966
Income tax payable	17	149,569	139,172
Lease liability, finance lease	9	8,366	4,565
Lease liability, operating lease	9	17,592	12,745
Current portion of notes payable	11	51,964	1,966
Current contingent consideration liability	4, 22	18,537	9,155
Liabilities held for sale	6	16,341	18,581
Deferred consideration	4	24,446	—
Financial obligation	9	4,740	4,171
Other current liabilities		1,726	12,168
Total current liabilities		491,079	316,240
Deferred tax liability	17	295,645	257,784
Notes payable	11	570,856	457,917
Lease liability, finance lease	9	167,693	109,712
Lease liability, operating lease	9	115,440	65,498
Contingent consideration liability	4, 22	10,572	28,839
Deferred consideration	4	36,854	—
Financial obligation	9	214,139	153,559
Other long-term liability		94,824	50,431
Total liabilities		1,997,102	1,439,980

Temporary Equity:
Redeemable non-controlling interest contingency	13	121,113	118,972

Shareholders’ equity:
Additional paid-in capital		2,163,061	2,047,531
Treasury shares		(5,208)	(5,208)
Accumulated other comprehensive income		(18,593)	(6,744)
Accumulated deficit		(859,556)	(489,458)
Total shareholders’ equity		1,279,704	1,546,121
Total liabilities and shareholders’ equity		$3,397,919	$3,105,073

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Consolidated Statements of Operations

(in thousands, except for share and per share amounts)

		Year ended December 31,
	Note	2022	2021
Revenues:
Retail and wholesale revenues		$1,331,500	$1,193,670
Management fee income		4,842	2,317
Total revenues		1,336,342	1,195,987
Cost of goods sold		757,311	626,156
Gross profit		579,031	569,831
Operating expenses:
Selling, general and administrative	15	447,538	386,637
Share-based compensation	14	28,017	39,481
Depreciation and amortization	8, 9, 10	115,848	85,140
Total operating expenses		591,403	511,258
(Loss) income from operations		(12,372)	58,573
Other income (expense):
Interest income		137	629
Interest expense	11	(59,498)	(52,403)
Interest expense related to lease liabilities and financial obligations	9	(33,832)	(26,109)
Loss on impairment	10	(144,461)	(14,573)
Other income (expense), net	16	23,597	(28,314)
Total other expense, net		(214,057)	(120,770)
Loss before provision for income taxes		(226,429)	(62,197)
Income tax expense	17	(150,502)	(152,445)
Net loss		(376,931)	(214,642)
Less: Net loss attributable to non-controlling interest		(6,833)	(8,702)
Net loss attributable to Curaleaf Holdings, Inc.		$(370,098)	$(205,940)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	18	$(0.52)	$(0.29)
Weighted average subordinate voting shares outstanding – basic and diluted	18	711,159,444	698,759,274

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year ended December 31,
	2022	2021
Net loss	$(376,931)	$(214,642)
Foreign currency translation differences	(17,431)	(9,868)
Total comprehensive loss	(394,362)	(224,510)
Less: Comprehensive loss attributable to non-controlling interest	(12,415)	(11,826)
Comprehensive loss attributable to Curaleaf Holdings, Inc.	$(381,947)	$(212,684)

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands, except for share amounts)

								Total Curaleaf		Redeemable
	Redeemable	Common Shares				Accumulated Other		Holdings Inc.		Non-Controlling
	Noncontrolling	Number of Shares		Additional	Treasury	Comprehensive	Accumulated	Shareholders'	Non-Controlling	Interest	Total
	Interests	SVS	MVS	Paid-in Capital	Shares	Income	Deficit	Equity	Interest	Contingency	Shareholders' Equity
Balances as of December 31, 2020	$—	569,831,140	93,970,705	$1,563,258	(5,208)	$—	$(280,691)	$1,277,359	$2,093	$(2,694)	$1,276,758
Issuance of shares in connection with public offering	—	18,975,000	—	239,310	—	—	—	239,310	—	—	239,310
Issuance of shares in connection with acquisitions	—	18,954,889	—	209,429	—	—	—	209,429	—	—	209,429
Acquisition escrow shares returned and retired	—	(745,915)	—	(5,078)	—	—	(3,234)	(8,312)	—	—	(8,312)
Initial NCI - Curaleaf International	130,798	—	—	—	—	—	—	—	—	—	—
Minority buyouts	—	722,577	—	(2,026)	—	—	407	(1,619)	(2,093)	2,694	(1,018)
Foreign currency exchange variance	(3,124)	—	—	—	—	(6,744)	—	(6,744)	—	—	(6,744)
Exercise and forfeiture of stock options	—	6,495,288	—	3,157	—	—	—	3,157	—	—	3,157
Share-based compensation	—	136,750	—	39,481	—	—	—	39,481	—	—	39,481
Net loss	(8,702)	—	—	—	—	—	(205,940)	(205,940)	—	—	(205,940)
Balances as of December 31, 2021	118,972	614,369,729	93,970,705	2,047,531	(5,208)	(6,744)	(489,458)	1,546,121	—	—	1,546,121
Issuance of shares in connection with acquisitions	—	7,392,857	—	35,671	—	—	—	35,671	—	—	35,671
Acquisition related deferred equity consideration	—	—	—	59,289	—	—	—	59,289	—	—	59,289
Acquisition escrow shares returned and retired	—	(980,098)	—	(10,370)	—	—	—	(10,370)	—	—	(10,370)
Initial NCI - Four20 Pharma	14,556	—	—	—	—	—	—	—	—	—	—
Foreign currency exchange variance	(5,582)	—	—	—	—	(11,849)	—	(11,849)	—	—	(11,849)
Exercise and forfeiture of stock options	—	2,585,129	—	(812)	—	—	—	(812)	—	—	(812)
Reclassifications (Note 2)	—	—	—	3,735	—	—	—	3,735	—	—	3,735
Share-based compensation	—	152,508	—	28,017	—	—	—	28,017	—	—	28,017
Net loss	(6,833)	—	—	—	—	—	(370,098)	(370,098)	—	—	(370,098)
Balances as of December 31, 2022	$121,113	623,520,125	93,970,705	$2,163,061	(5,208)	$(18,593)	$(859,556)	$1,279,704	$—	$—	$1,279,704

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,
	2022	2021
Cash flows from operating activities:
Net Loss	$(376,931)	$(214,642)
Adjustments to reconcile net loss to net cash prvided by (used in) operating activities:
Depreciation and amortization	163,769	120,544
Share-based compensation	28,017	39,481
Non-cash interest expense	11,609	7,000
Amortization of operating lease right-of-use assets	12,704	13,019
Loss on impairment	144,461	14,573
(Gain) loss on debt retirement	(205)	21,344
Loss on sale or retirement of asset	548	4,705
(Gain) loss on investment	(21,953)	2,093
Deferred taxes	(25,826)	(10,604)
Changes in assets and liabilities:
Receivables	7,956	(25,257)
Inventories	31,236	(93,123)
Prepaid expenses and other current assets	(13,198)	(24,897)
Tax receivable	(34,505)	-
Other assets	14,101	6,655
Accounts payable	51,707	(10,298)
Income taxes payable	10,721	27,225
Operating leases, net (right-of-use asset acquisitions and disposals)	2,872	-
Operating lease liabilities	(11,643)	(12,060)
Accrued expenses	50,961	75,962
Net cash provided by (used in) operating activities	46,401	(58,280)

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(138,362)	(171,955)
Proceeds from sale of entities	10,987	29,828
Proceeds from consolidation of acquisitions	29,952	14,500
Acquisition related cash payments	(133,983)	(37,820)
Payments received on notes receivable	2,315	3,713
Note receivable from third party	-	(2,240)
Dividend received	468	-
Net cash used in investing activities	(228,623)	(163,974)

Cash flows from financing activities:
Proceeds from financing agreement	-	531,093
Miniority interest investment in Curaleaf International	-	83,979
Debt issuance costs	-	(5,564)
Acquistion escrow shares returned and retired	-	(8,312)
Minority interest buyouts	-	(1,190)
Proceeds from sale leasebacks	-	4,516
Proceeds from financing transactions	65,241	18,978
Lease liability payments	(5,604)	(3,553)
Principal payments on notes payable and financing liabilities	(3,287)	(371,748)
Prepayment penalties on retired notes payable	-	(23,827)
Remittances of statutory withholdings on share-based payment awards	(4,999)	(18,979)
Exercise of stock options	(812)	3,157
Issuance of common shares, net of issuance costs	-	240,569
Net cash provided by financing activities	50,539	449,119

Net (decrease) increase in cash	(131,683)	226,865
Cash beginning balance	299,329	73,542
Effect of exchange rate on cash	(4,469)	(1,078)
Cash and cash equivalents	$163,177	$299,329

Non-cash investing & financing activities:
Issuance of shares in connection with acquisitions	$35,671	$(209,428)
Recogniton of finance ROU assets and Lease liabilities	5,393	-
Issuance of notes in connection with acquisitions	145,433	-
Cash paid for EMMAC to former EMMAC owners by minority interest holder	-	46,844
Contingent consideration incurred in connection with acquisitions	13,852	29,311
Deferred consideration incurred in connection with acquistions	118,018	-
Failed sale leaseback	1,558	-
Held-for-sale reclassifications	15,261	-
Write off of prior debt deferred costs	-	2,182
Redeemable non-controlling interest	14,026	6,922
Equity Issuance	-	51,130

Supplemental disclosure of cash flow information:
Cash paid for taxes	$155,954	$91,786
Cash paid for interest	78,828	33,439

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 1 – Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf”, or the “Group”), formerly known as Lead Ventures, Inc., was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”.

The head office of the Company is located at 420 Lexington Ave, New York, New York 10170. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

For the purposes of these consolidated financial statements (the “Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable local law and associated regulations.

Note 2 – Basis of presentation

The Company adopted U.S. GAAP as issued by the Financial Accounting Standards Board (“FASB”) as the basis of preparation for the 2022 and comparative 2021 annual consolidated financial statements effective January 1, 2021.

U.S. GAAP differs in some respects from International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial statements of Canadian companies that are prepared in accordance with IFRS. Due to differences in accounting treatments between IFRS and U.S. GAAP, amounts historically reported for the Company’s financial position, operating results, and cash flows under IFRS changed from those which are currently reported under U.S. GAAP in these Financial Statements. Although the Company has sought its accounting treatment and disclosures to align with those required under IFRS and U.S. GAAP so as to minimize the differences, these Financial Statements do not include any explanation of the principal differences or any reconciliation between IFRS and U.S. GAAP.

The significant accounting policies described below have been applied consistently to all periods presented.

Certain previously reported amounts have been reclassified between line items to conform to the current period presentation.

Functional and presentation currency

The Company’s and its United States (“U.S.”) subsidiaries’ functional currency, is the U.S. dollar (“USD”). These Financial Statements are presented in thousands USD unless otherwise stated. The Company’s international subsidiaries’ functional currencies, are the Sterling Pound, the Euro, the Swiss Franc, and the Swedish Krona. The financial statements of the Company’s international subsidiaries are translated to USD using the period’s average rate for profit and loss amounts and the period end rate for balance sheet items. Gains and losses resulting from foreign currency translation adjustments are recognized within accumulated other comprehensive income, which is a component of equity. Transactional exchange gains and losses are included in Other income (expense), net.

Basis of consolidation

These Financial Statements include the financial information of the Company and its majority-owned or controlled subsidiaries. All intercompany balance and transactions are eliminated in consolidation. The Company consolidates legal entities in which it holds a controlling financial interest. The Company follows a two-tier consolidation assessment model, first focusing on a qualitative assessment of the Company’s ability to exercise power over significant activities and have exposure to potentially significant benefits or losses (the variable interest model), and second focusing on voting rights (the voting interest model). All entities are first evaluated to determine if they are variable interest entities (“VIEs”). If an entity is determined not to be a VIE, it is assessed on the basis of voting and other decision-making rights under the voting interest model. The Company has determined that they possess the power to direct activities of their consolidated VIEs through management service agreements (see Note 23 - Variable interest entities), or other similar arrangements.

The following are the accounts of the Company and its subsidiaries and other entities consolidated on a basis other than of ownership in these Financial Statements:

	Operations	December 31, 2022	December 31, 2021
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
CLF Holdings Alabama, Inc.	AL	100%	100%
Curaleaf International Holdings Limited	Guernsey	68.5%	68.5%
CLF MD Processing, LLC	MD	-	-
Windy City Holding Company, LLC	IL	-	-
Grassroots OpCo AR, LLC	IL	-	-
Remedy Compassion Center, Inc	ME	-	-
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	-	-
Broad Horizon Holdings, LLC	MA	-	-

All intercompany balances and transactions are eliminated on consolidation.

Non-controlling interests (“NCI”)

Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss.

Non-controlling interests with redemption features , such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and shareholders’ equity in the consolidated balance sheets. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests’ share of net income or loss, or estimated redemption value at each reporting period. If the carrying value, after the income or loss attribution, is below the estimated redemption value at each reporting period, the Company remeasures the redeemable non-controlling interests to its redemption value

Basis of measurement

These Financial Statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

Cash and cash equivalents

Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations.

Accounts Receivable

Accounts receivable, net are stated at their net realizable value (“NRV”), which is management’s best estimate of the cash that will ultimately be received from customers. The Company maintains an allowance for expected credit losses to reflect the expected uncollectability of accounts receivable and notes receivable based on historical collection data and specific risks identified among un-collected accounts, as well as management’s expectation of future economic conditions. The Company also considers relevant qualitative and quantitative factors to assess whether historical loss experience should be adjusted to better reflect the risk characteristics of the Company’s receivables and the expected future losses. If current or expected future economic trends, events, or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Trade accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible.

Inventories

Inventories are stated at lower of cost or NRV. NRV is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. Packaging and supplies are initially valued at cost. Cost is determined using the weighted average cost basis. The Company reviews inventory for obsolete, redundant, and slow moving goods, and any such inventories are written down to NRV. The direct and indirect costs of inventories include costs such as materials, labor, and depreciation expense on equipment involved in trimming and packaging. All direct and indirect costs related to inventories are capitalized as they are incurred and subsequently recorded within the Cost of goods sold line item in the Consolidated Statements of Operations at the time the product is sold.

Property, plant and equipment, net

Property, plant and equipment, net are stated at cost, net of accumulated depreciation and impairment losses, if any. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Estimated useful life
Information technology	3-5 years
Furniture and fixtures	3-7 years
Building and improvements	15-39 years
Leasehold improvements	Remaining useful life or lease term

Long-lived assets held for sale are recorded at their estimated fair value less costs to sell. The Company discontinues depreciation on these assets.

The assets’ residual values, useful lives, and depreciation method are reviewed at each financial year-end and adjusted prospectively if appropriate. Construction in progress is measured at cost. Upon completion, construction in progress will be reclassified as building or leasehold improvements depending on the nature of the assets and depreciated over the lesser of the estimated useful life of the asset or term of the lease. Subsequent expenditures are capitalized only if it is probable that the expenditure will provide future economic benefits to the Company.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in Consolidated Statements of Operations in the year the asset is derecognized.

Intangible assets subject to amortization

Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired at the date of acquisition. Amortization periods of intangible assets with finite lives are based on management’s estimates at the date of acquisition, and amortization is calculated on the straight-line method based on the following estimated useful lives:

Estimated useful life
Licenses and service agreements	5-30 years
Trade names	1-20 years
Intellectual property and know-how	5-15 years
Non-compete agreements	1-15 years
Customer list	1-5 years

The estimated useful lives, residual values, and amortization methods are reviewed at each financial year-end, and any changes in estimates are accounted for prospectively.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit.

Impairment of goodwill

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends. For the purposes of testing goodwill, the Company has identified reporting units on a jurisdictional basis. Impairment is determined by assessing if the carrying value of a reporting unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a reporting unit level using a discounted cash flow method. Impairment losses recognized in respect of a reporting unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the reporting unit.

Any goodwill impairment loss is recognized in the Consolidated Statements of Operations in the period in which the impairment is identified.

Impairment of long-lived assets

The Company evaluates the recoverability of other long-lived assets, including property, plant and equipment, net, right-of-use (“ROU”) assets, and definite lived intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. When the Company determines that the carrying value of long-lived assets may not be recoverable, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying value over its fair value.

Leases

The Company primarily leases office and production facilities, warehouses, production equipment and vehicles. The Company assesses contracts to assess whether a contract is, or contains, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company deems that the contract is, or contains, a lease. If a contract’s term is 12 months or less, the Company made a policy election not to recognize right-of-use (“ROU”) assets and lease liabilities for these contracts; instead, the Company recognizes lease payments for the leases on a straight-line basis over the lease term. The Company has also made a policy election to combine the lease and non-lease components of agreements which contain both.

The Company recognizes a lease liability equal to the present value of the remaining lease payments, and a ROU equal to the lease liability, subject to certain adjustments. The Company uses an incremental borrowing rate to determine the present value of the lease payments.

Lease expense for operating leases is recognized on a straight-line basis over the term of the lease. Finance lease ROUs are amortized on a straight-line basis from the commencement date to the earlier of the end of the useful life of the ROU or the end of the lease term, and interest expense is recognized on the lease liability utilizing the effective interest method.

Lease terms are determined based on the noncancellable period for which the Company has the right to use the underlying asset, inclusive of any periods covered by an option, the Company is reasonably certain to exercise that extends the lease, periods covered by an option the Company is reasonably certain not to exercise, that terminates the lease, and any periods covered by an option to extend (or not to terminate) the lease in which the exercise of the option is controlled by the lessor. The Company considers a number of factors when evaluating whether the options in its lease contracts are reasonably certain of exercise, including asset location, the length of time before an option exercise, expected value of the leased asset at the end of the initial lease term, relevance of the lease to the Company's operations, and costs to negotiate a new lease.

Income taxes

Income tax expense comprises current and deferred tax. It is recognized in the Consolidated Statements of Operations except to the extent that it relates to a business combination, or items recognized directly in equity or in other income. Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable with respect to previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, with certain exceptions.

The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are more likely than not expected to be unrealized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a more likely than not realization threshold. This assessment considers, among other matters, the nature frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods.

Revenue recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASC 606, the Company applies the following five (5) steps:

i.	Identify a customer along with a corresponding contract;
ii.	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
iii.	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
iv.	Allocate the transaction price to the performance obligation(s) in the contract; and
v.	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue is recognized upon the satisfaction of the performance obligation. The Company generally satisfies its performance obligation and transfers control upon delivery and acceptance of the product or service by the customer for wholesale transactions and immediately upon the sale for retail transactions.

Revenue from the sales of cannabis is recorded net of sales discounts at the time of delivery to the customer. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy.

For some of its locations, the Company offers a loyalty reward program to its dispensary customers. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. As of December 31, 2022 and 2021, the loyalty liability totaled $8.4 million and $8.7 million, respectively, and is included in the accrued liabilities on the Consolidated Balance Sheets.

Share-based payment arrangements

The Company measures all share-based payment arrangements to employees and directors at the fair value on the date of the grant. The Company uses the Black-Scholes valuation model to determine the grant-date fair value of options and warrants. The inputs into the Black-Scholes valuation model, including the expected term of the instrument, expected volatility, risk-free interest rate, and dividend rate are determined by reference to the underlying terms of the instrument, and the Company’s experience with similar instruments. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. The grant-date fair value of equity-settled share-based payment arrangements is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date.

Earnings per share, basic and diluted

The Company presents basic and diluted earnings per share, as applicable. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, for the effects of all dilutive potential shares, which comprise warrants, convertible debt, and options issued. Items with an anti-dilutive impact are excluded from the calculation. The number of shares included with respect to options, warrants, and similar instruments is computed using the treasury stock method.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Business combinations

The Company accounts for business combinations using the acquisition method in accordance with Accounting Standards Codification 805 (“ASC 805”), Business Combinations, which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition or assumption of control. Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition related transaction costs are recognized as expenses in the period in which the costs are incurred. The excess of consideration transferred over the net assets acquired and liabilities assumed, is recognized as goodwill as of the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

The Company utilizes the guidance prescribed by ASC 805, which allows entities to use a screen test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional screen test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 90% or above, the transaction is generally accounted for as an asset acquisition. Further, if the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition.

Contingent consideration is measured at fair value at the date of acquisition and included as part of the consideration transferred in a business combination. Contingent consideration classified as a liability requires remeasurement at each period-end, with adjustments to the fair value of the liability recorded within the Consolidated Statements of Operations. Contingent consideration classified as equity is assessed at each period-end to determine whether equity classification remains appropriate.

Purchase price allocations may be preliminary and, during the measurement period not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

Financial instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 — Inputs for the asset or liability that are not based on observable market data.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Derecognition – Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the Consolidated Statements of Operations.

Derecognition - Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the Consolidated Statements of Operations.

Significant accounting judgments, estimates, and assumptions

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company bases its estimates on historical experience, observable trends, and various other assumptions that the Company believes are reasonable under the circumstances. All significant assumptions and estimates underlying the amounts reported in these Financial Statements and accompanying notes are regularly reviewed and updated when necessary. Changes in estimates are reflected prospectively in the financial statements based upon on-going trends, or subsequent settlements, and realization depending on the nature and predictability of the estimates and contingencies. Although management believes that all estimates are reasonable, actual results could differ from these estimates.

The most significant assumptions and estimates underlying these Financial Statements are described below.

Consolidation

The Financial Statements include the financial position and results of the Company, its wholly-owned subsidiaries, its partially-owned subsidiaries, and those controlled by the Company by virtue of agreements, on a consolidated basis after elimination of intercompany transactions and balances.

The Company consolidates legal entities in which it holds a controlling financial interest. The Company follows a two-tier consolidation assessment model, first focusing on a qualitative assessment of the Company’s ability to exercise power over significant activities and have exposure to potentially significant benefits or losses (the variable interest model), and second focusing on voting rights (the voting interest model). All entities are first evaluated to determine if they are VIEs. If an entity is determined not to be a VIE, it is assessed on the basis of voting and other decision-making rights under the voting interest model. The Company has determined that they possess the power to direct activities of their consolidated VIEs through management service agreements (see Note 23 - Variable interest entities), or other similar arrangements.

The financial statements of entities in which the Company holds a controlling financial interest are fully consolidated from the date that control commences and deconsolidated from the date control ceases.

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities.

Accounting for acquisitions and business combinations

Classification of an acquisition as a business combination or asset acquisition can depend on whether the asset acquired constitutes a business, which can be a complex judgment.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows.

Cannabis licenses are typically the primary intangible asset acquired in business combinations as they provide the ability to operate in each market. The key assumptions used in cash flow projections utilized to value licenses include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets have the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based on the historical operations of the acquiree along with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets concerned and any changes in the discount rate applied.

Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. Subsequent changes to the fair value of contingent consideration classified as a liability are measured at each reporting date, with changes recognized through profit or loss.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill impairment

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350 Intangibles – Goodwill and other (“ASC 350”). In order to determine the amount, if any, the carrying value might be impaired, the Company performs the analysis on a reporting unit level using an income approach discounted cash flow method. Under the income approach, fair value is based on the present value of estimated cash flows. A number of factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

The Company operates in two operating segments and 16 reporting units and evaluates goodwill for impairment annually during the fourth quarter or more often when circumstances indicate the carrying value may not be recoverable.

Inventory

In calculating final inventory values, the Company compares the inventory cost to estimated net realizable value. The NRV of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. The future realization of these inventories may be affected by market-driven changes that may reduce future selling prices. As a result, the actual amount received from sale of inventories could differ from estimates. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

Income taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state, and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Financial Statements.

Assets held for sale

The Company classifies assets held for sale in accordance with ASC 205 – Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as denoted by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 6 – Assets and liabilities held for sale).

COVID-19 estimation uncertainty

The Company is continuing to closely monitor the impact of the COVID-19 pandemic on all aspects of its business. With the increased use and efficacy of vaccines and booster shots, the pandemic’s impact has been diminishing in recent months. As a result, our retail stores have experienced higher foot traffic and our operations have returned to a more normal level. While the emergence of new COVID-19 variants remains a concern, we are closely monitoring the situation and will take necessary steps to ensure the safety of our employees and customers. Future potential developments relating to COVID-19, including the emergence of new variants and/or declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

New, amended and future U.S. GAAP pronouncements

The Company has implemented all applicable U.S. GAAP standards recently issued by the FASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

New Accounting Guidance - Recently Adopted

In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (ASU 2016-13- Topic 326), Derivatives and Hedging (ASU 2017-12- Topic 815), and Leases (ASU 2016-02- Topic 842): Effective Dates, pushing back the effective date of these three ASUs back one year, as well as amending the mandatory effective date for the elimination of Step 2 from the goodwill impairment test (ASU 2017-04 – Topic 350). The mandatory effective date for other filing entities for ASU 2016-13 and ASU 2017-04 is for fiscal years and impairment tests performed beginning after December 15, 2022, respectively, with early adoption permitted. The Company early adopted these standards as of January 1, 2021, noting an immaterial impact on the overall financial results.

New Accounting Guidance - Not Yet Adopted

The Company reviews recently issued accounting standards on a quarterly basis and has determined there are no standards yet to be adopted which are relevant to the business for disclosure.

Note 3 – Accounts receivable

Accounts receivable consist of the following:

	As of December 31,
	2022	2021
Trade accounts receivable	$60,549	$60,065
Other receivables	4,813	5,790
Total trade and other receivables	65,362	65,855
Less: allowance for credit losses	(13,200)	(5,428)
Accounts receivable, net	$52,162	$60,427

Changes in the Company’s allowance for credit losses were as follows:

	2022	2021
Beginning allowance for credit losses	$(5,428)	$(5,530)
Provision	(12,013)	(4,583)
Charge-offs and recoveries	4,241	4,685
Allowance for credit losses as of December 31	$(13,200)	$(5,428)

Note 4 – Acquisitions

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted in subsequent periods, not to exceed one year from the acquisition date. Operating results associated with acquisitions have been included in these Financial Statements from the date of acquisition.

Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses, providing the opportunity to expand our products into new markets, as well as other intangibles that do not qualify for separate recognition. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales. None of the resultant goodwill from the below acquisitions is expected to be deductible for income tax purposes.

2022 Acquisitions

Bloom Dispensaries

On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The Bloom acquisition includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and Sedona, as well as two adjacent cultivation and processing facilities totaling approximately 63,500 square feet of space located in north Phoenix. This acquisition strengthens the Company’s production and retail sales capabilities in the Arizona market.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$18,821
Accounts receivable, net	804
Prepaid expenses and other current assets	381
Inventory	3,694
Property, plant and equipment, net	5,225
Right-of-use assets	14,265
Other assets	122
Licenses	174,770
Trade name	2,230
Non-compete agreements	1,260
Goodwill	60,680
Deferred tax liabilities	(42,713)
Liabilities assumed	(25,315)
Net assets acquired	$214,224

Consideration paid in cash, net of working capital adjustments	$68,791
Note payable	145,433
Total consideration	$214,224

Cash outflow, net of cash acquired	$49,970

The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting. The Company has incurred and expensed to date transaction costs of approximately $0.4 million related to the acquisition of Bloom.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Bloom acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Bloom acquisition, total unaudited pro forma revenue and net loss for the year ended December 31, 2022 was $46.7 million and $31.2 million, respectively.

Revenue and net loss from Bloom included in the Consolidated Statements of Operations for the year ended December 31, 2022 was $43.1 million and $31.8 million, respectively.

Sapphire Medical Clinics Limited

On January 31, 2022, Curaleaf International Limited, a wholly owned subsidiary of Curaleaf International Holdings Limited (“Curaleaf International”), completed the acquisition of 100% of the equity interests of Sapphire Medical Clinics Limited (“Sapphire Medical”), a CQC registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the United Kingdom (“U.K.”). The transaction represents a compelling opportunity to enhance the Company’s vertical integration of the business within the U.K.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$45
Accounts receivable, net	139
Prepaid expenses and other current assets	36
Other assets	40
Licenses	17,181
Deferred tax liabilities	(3,264)
Liabilities assumed	(5,417)
Net assets acquired	$8,760

Consideration paid in cash	$6,689
Contingent consideration payable	2,071
Total consideration	$8,760

Cash outflow, net of cash acquired	$6,643

The contingent consideration payable is related to an incremental earnout that may be paid in 2023 based on the Sapphire Medical business exceeding certain revenue, script, and active patient count milestones during 2022. The Company incurred and capitalized transaction costs of approximately $0.1 million related to the acquisition of Sapphire Medical.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Sapphire Medical acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Sapphire Medical acquisition, total unaudited pro forma revenue and net loss for the year ended December 31, 2022 was $2.0 million and $1.6 million, respectively.

Revenue and net income from Sapphire Medical included in the Consolidated Statements of Operations for the year ended December 31, 2022 was $1.9 million and $0.4 million, respectively.

NRPC Management, LLC

On May 12, 2022, the Company completed the acquisition of NRPC Management, LLC (“NRPC Management”). Natural Remedy Patient Center, LLC (“NRPC”) a Safford, Arizona dispensary, operates pursuant to a Management Services Agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in the State of Arizona. The acquisition of NRPC Management aligns with the Company’s strategy to continue expanding domestic operations. The Company has subsequently relocated the NRPC license to a new Scottsdale, Arizona dispensary.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Accounts receivable, net	$2
Inventory	185
Licenses	21,448
Deferred tax liabilities	(5,555)
Liabilities assumed	(3,318)
Net assets acquired	$12,762

Consideration paid in cash, net of working capital adjustments	$9,927
Equity consideration	835
Deferred consideration	2,000
Total consideration	$12,762

Cash outflow	$9,927

The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that takes into account transfer restrictions and the time value of money. The SVS are subject to a lock-up agreement restricting trading of the SVS received, with a release of the SVS from such restrictions at the second anniversary of the closing date. Deferred consideration is related to the settlement of pending litigation. The Company incurred immaterial transaction costs related to the acquisition of NRPC Management.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the NRPC Management acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2022 was $3.0 million and $0.8 million, respectively.

Revenue from NRPC Management included in the Consolidated Statements of Operations was $1.2 million and net income was immaterial for the year ended December 31, 2022.

Broad Horizon Holdings, LLC

During the third quarter of 2022, the Company entered into an agreement with Broad Horizons Holdings, LLC (“BHH”) as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with ASC 810 – Consolidation (“ASC 810”), the Company determined that this transaction resulted in a change in control, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of and began consolidating BHH as of July 1, 2022.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date:

Cash	$5,498
Accounts receivable, net	176
Prepaid expenses and other current assets	176
Inventory	2,605
Property, plant and equipment, net	2,105
Right-of-use assets	1,420
Other assets	114
Liabilities assumed	(9,712)
Gain on change in control	$2,382

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the BHH transaction, total unaudited pro forma revenue and net income for the year ended December 31, 2022 was $23.5 million and $2.8 million, respectively.

Revenue and net income from BHH included in the Consolidated Statements of Operations for the year ended December 31, 2022 was $10.6 million and $2.4 million, respectively.

Pueblo West Organics

On September 1, 2022, the Company completed the acquisition of Pueblo West Organics, LLC (“PWO”), a licensed cannabis processor in Pueblo, CO. PWO operates (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition, see Note 6 – Assets and liabilities held for sale for further details. The acquisition of PWO provided Curaleaf with additional capacity to achieve further vertical integration in Colorado.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$58
Accounts receivable, net	9
Prepaid expenses and other current assets	56
Inventory	379
Property, plant and equipment, net	358
Right-of-use assets	1,611
Licenses	5,803
Deferred tax liabilities	(348)
Liabilities assumed	(1,892)
Net assets acquired	$6,034

Consideration paid in cash, net of working capital adjustments	$6,034

Cash outflow, net of cash acquired	$5,976

The Company incurred and capitalized $0.1 million transaction costs related to the acquisition of PWO.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the PWO acquisition, total unaudited pro forma for revenue and net loss for the year ended December 31, 2022 was $1.4 million and $9.7 million, respectively.

Revenue and net loss from PWO included in the Consolidated Statements of Operations for the year ended December 31, 2022 was $0.1 million and $8.5 million, respectively.

Four20 Pharma GmbH

On September 16, 2022, Curaleaf International completed the acquisition of 55% of the outstanding equity interests of Four20 Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and Curaleaf International have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date. As of the date of acquisition, the Company determined that it does control the operations of Four20 in accordance with ASC 810, and accordingly began consolidating the results of their operations.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$7
Accounts receivable, net	1,083
Prepaid expenses and other current assets	311
Inventory	1,004
Property, plant and equipment, net	768
Right-of-use assets	437
Other assets	55
Licenses	24,790
Trade name	4,133
Goodwill	12,945
Deferred tax liabilities	(9,484)
Liabilities assumed	(3,753)
Net assets acquired	$32,296

Consideration paid in cash	$9,899
Equity consideration	3,458
Contingent consideration payable	4,406
Non-controlling interest	14,533
Total consideration	$32,296

Cash outflow, net of cash acquired	$9,892

The contingent consideration relates to true-up shares to be issued dependent upon the trading price of the SVS at the first and second anniversaries of the closing date. The NCI in Four20 relates to the 45% ownership held by the selling shareholders. The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that takes into account transfer restrictions and the time value of money. The SVS are subject to a lock-up agreement with each recipient restricting trading of the SVS received, with a release of 50% of SVS from such restrictions at each of the first and second anniversaries of the closing date. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting. The Company has incurred and expensed $1.1 million of transaction costs related to the acquisition of Four20.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Four20 acquisition, total unaudited pro forma for revenue and net loss for the year ended December 31, 2022 was $10.5 million and $0.6 million, respectively.

Revenue and net loss from Four20 included in the Consolidated Statements of Operations for the year ended December 31, 2022 was $4.4 million and $0.4 million, respectively.

Tryke Companies

On October 4, 2022, the Company completed the acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”), a privately held, vertically integrated, multi-state cannabis operator. The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Upon closing of the acquisition, the Company now owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$5,428
Accounts receivable, net	958
Prepaid expenses and other current assets	988
Inventory	24,030
Property, plant and equipment, net	21,538
Right-of-use assets	47,957
Other assets	4,264
Licenses	73,330
Trade name	3,270
Non-compete agreements	1,750
Goodwill	38,155
Deferred tax liabilities	(2,831)
Liabilities assumed	(57,679)
Net assets acquired	$161,158

Cash consideration, net of working capital adjustments	$24,248
Equity consideration	11,666
Deferred consideration classified as a liability	56,730
Deferred consideration classified as equity	59,289
Contingent consideration payable	9,225
Total consideration	$161,158

Cash outflow, net of cash acquired	$18,820

A portion of the fair value of deferred consideration was based on a third-party valuation that takes into account the time value of money, and consists of both cash and equity components that are to be paid on the first, second, and third anniversary of closing. The cash components are recorded as deferred consideration liabilities within the Consolidated Balance Sheets of the Company. The equity components are recorded within Additional-paid in capital within the Consolidated Balance Sheets of the Company. Additionally, there is a cash hold-back of $2.4 million relating to pending litigation that is assumed to be at fair value due to its short-term nature and is recorded within deferred consideration liabilities within the Consolidated Balance Sheets of the Company. The contingent consideration relates to Tryke achieving certain EBITDA targets and amounts related to indemnity claims. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase accounting. The Company has incurred and expensed $0.1 million of transaction costs related to the acquisition of Tryke.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Tryke acquisition, total unaudited pro forma revenue and net loss for the year ended December 31, 2022 was $77.0 million and $0.4 million, respectively.

Revenue and net loss from Tryke included in the Consolidated Statements of Operations for the year ended December 31, 2022 was $16.3 million and $2.8 million, respectively.

2021 acquisitions

EMMAC Life Sciences Limited

On April 7, 2021, Curaleaf International completed the acquisition of EMMAC Life Sciences Limited (“EMMAC”) (the “EMMAC Transaction”), in order to establish the Company’s presence and position the Company for continued growth in the European cannabis market.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$1,490
Accounts receivable, net	3,393
Prepaid expenses and other current assets	535
Inventory	7,101
Property, plant and equipment, net	7,549
Right-of-use assets	4,360
Other assets	9,848
Licenses	228,442
Trade name	11,156
Non-compete agreements	3,294
Know How	119
Goodwill	64,252
Deferred tax liabilities	(49,853)
Liabilities assumed	(24,134)
Net assets acquired	$267,552

Consideration paid in cash	$45,211
Equity consideration	185,978
Contingent consideration payable	36,363
Total consideration	$267,552

Cash outflow, net of cash acquired	$43,721

The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that takes into account transfer restrictions and the time value of money. The SVS are subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 5% of SVS from such restrictions at closing, and subsequent release of 5% of SVS from such restrictions at the end of each calendar quarter following the closing of the EMMAC Transaction.

Contingent consideration is related to EMMAC’s ability to achieve certain performance milestones including being permitted by a governmental entity in Europe to sell, produce, market, or distribute cannabis for recreational purposes on a temporary, trial, experimental, interim, study, or pilot basis, achieving revenue targets in 2022 in the U.K. and Germany markets, and dry flower production at the Terra Verde cultivation facilities of at least 10 tons during 2022.

Aggregate measurement period adjustments to the initial purchase price allocation reported and translated as of June 30, 2021 resulted in a decrease to accounts receivable, net of $15.9 million, an increase to prepaid expenses and other current assets of $0.5 million, an increase to inventory of $2.8 million, a decrease to biological assets of $3.5 million, an increase to other assets of $8.7 million, an increase to licenses of $1.3 million, a decrease to tradenames of $1.2 million, an increase to know-how of $0.1 million, a decrease to goodwill of $28.5 million, a decrease to deferred tax liabilities of $22.3 million, and a decrease to liabilities assumed of $13.5 million.

Maryland Compassionate Care and Wellness, LLC

Through its acquisition of GR Companies, Inc. (“Grassroots“) in 2020, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation, subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Total consideration paid for MCCW was $132.2 million of the total Grassroots consideration that had been allocated as prepaid acquisition consideration.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$11,976
Accounts receivable, net	2,424
Prepaid expenses and other current assets	66
Inventory	5,714
Property, plant and equipment, net	19,448
Right-of-use assets	726
Other assets	689
Licenses	112,460
Goodwill	20,346
Deferred tax liabilities	(33,235)
Liabilities assumed	(8,382)
Net assets acquired	$132,232

Prepaid acquisition consideration from Grassroots Acquisition	$132,232

Cash outflow, net of cash acquired	$120,256

Ohio Grown Therapies, LLC

In May 2019, the Company entered into an agreement granting it an option to acquire the Ohio Grown Therapies, LLC (“OGT”) license for $20 million in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5 million cash in May 2019, $7.5 million in cash in July 2020, and the final $7.5 million in cash in July 2021 at closing. Upon closing, the full $20 million related to the acquisition, which was entirely attributable to the license acquired, was reclassified to intangible assets, net. The Company incurred and expensed transaction costs of approximately $0.1 million.

Los Sueños Farms, LLC and its related entities

On October 1, 2021, the Company completed the acquisition of Los Sueños Farms, LLC and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. Following the successful completion of the Los Sueños acquisition, the Company owns three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. The Company acquired Los Sueños, the Company’s first outdoor grow, in order to increase cultivation capacity to accelerate the Company’s growth in and share of the Colorado market and in order to leverage Los Sueños’ outdoor cultivation expertise.

The following table presents the fair value of the assets acquired and liabilities assumed as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$1,121
Accounts receivable, net	1,003
Prepaid expenses and other current assets	38
Inventory	12,036
Property, plant and equipment, net	8,975
Right-of-use assets	2,043
Other assets	20
Licenses	1,200
Non-compete agreements	140
Know How	3,020
Customer List	500
Goodwill	32,324
Deferred tax liabilities	(2,870)
Liabilities assumed	(3,391)
Net assets acquired	$56,159

Consideration paid in cash	$20,582
Cash payoff of notes	9,438
Equity consideration	23,449
Contingent consideration payable	2,690
Total consideration	$56,159

Cash outflow, net of cash acquired	$19,461

The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that takes into account transfer restrictions and the time value of money. The SVS are subject to a regulatory “hold period” and is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 20% of the SVS from such restrictions upon closing, and subsequent releases of 5% of the SVS from such restrictions at the end of each calendar quarter following closing. Additional consideration may become payable by the Company based upon the successful achievement of certain performance milestones including achieving cash flow targets in 2022 and obtaining enhanced tier licenses.

During the year ended December 31, 2022, the Company has recorded aggregate measurement period adjustments to the purchase price allocation reported as of December 31, 2021 resulting in an increase to cash of $0.1 million, an increase to accounts receivable, net in the amount of $0.2 million, a decrease to inventory in the amount of $0.8 million, an increase to goodwill in the amount of $3.0 million, an increase to deferred tax liabilities of $2.9 million and a decrease to liabilities assumed of $0.3 million.

The Company incurred and expensed transaction costs of approximately $0.5 million related to the Los Sueños acquisition.

Pending acquisition

The Company has signed a definitive agreement in connection with the following acquisition, but such acquisition was not completed during the time between December 31, 2022 and the issuance of the Financial Statements. The Company has concluded that it does not control the operations of the acquiree in accordance with ASC 810, and accordingly, the results of the following entity are not included in the Financial Statements:

Deseret Wellness LLC

On April 6, 2023 the Company completed the acquisition of Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The transaction with Deseret includes three retail dispensaries located in the cities of Park City, Provo and Payson. Deseret immediately strengthens Curaleaf's retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles, and concentrates. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting.

Contingent consideration

Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 2 – Basis of presentation, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 22 – Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.

The changes in the contingent consideration account balance as of December 31, 2022 are as follows:

	HMS	MEOT	EMMAC	Los Sueños	Sapphire	Four20	Tryke	Total
Carrying amount, December 31, 2020	$1,854	$44	$-	$-	$-	$-	$-	$1,898
Contingent consideration recognized on acquisition	-	-	36,363	2,690	-	-	-	39,053
Revaluation of contingent consideration	(1,854)	-	-	-	-	-	-	(1,854)
Difference in exchange	-	-	(1,103)	-	-	-	-	(1,103)
Carrying amount, December 31, 2021	-	44	35,260	2,690	-	-	-	37,994
Contingent consideration recognized on acquisition	-	-	-	-	2,071	4,406	9,225	15,702
Payments of contingent consideration	-	-	(8,744)	1	-	-	-	(8,743)
Revaluation of contingent consideration	1,854	-	(4,714)	(2,689)	2,038	-	(915)	(4,426)
Difference in exchange	-	-	(3,309)	-	(214)	284	-	(3,239)
Gain on contingent consideration not paid	-	(44)	(8,133)	(2)	-	-	-	(8,179)
Carrying amount, December 31, 2022	1,854	-	10,360	-	3,895	4,690	8,310	29,109
Less: current portion	(1,854)	-	(10,360)	-	(3,895)	(2,428)	-	(18,537)
Non-current contingent consideration liability	$-	$-	$-	$-	$-	$2,262	$8,310	$10,572

Note 5 – Inventories

Inventories consist of the following:

	As of
	December 31, 2022	December 31, 2021
Raw materials
Cannabis	$43,054	$67,505
Non-Cannabis	17,258	20,104
Total raw materials	60,312	87,609

Work-in-process	118,997	91,001
Finished goods	74,317	71,646
Transferred to assets held for sale	(2,983)	(2,110)
Inventories, net	$250,643	$248,146

d

During the year ended December 31, 2022, the Company recorded a write down of $81.3 million in Cost of goods sold in the Consolidated Statement of Operations related to aged, obsolete, or unsellable inventories; inventory that did not meet the Company’s quality standards; and inventory whose carrying value exceeded the estimated NRV.

During the year ended December 31, 2021 the company recorded write down charges of $20.1 million related to aged, obsolete, or unsellable inventories.

Note 6 – Assets and liabilities held for sale

Assets and liabilities held for sale, all of which are a part of the Company’s Domestic reportable segment, consist of the following:

Assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Eureka	Total
Balance at December 31, 2020	$30,397	$2,274	$25,833	$—	$58,504
Transferred in/(out)	(30,397)	(2,274)	51,671	3,232	22,232
Balance at December 31, 2021	—	—	77,504	3,232	80,736
Transferred in/(out)	—	—	26,787	(472)	26,315
Total assets held for sale at December 31, 2022	$—	$—	$104,291	$2,760	$107,051

Liabilities associated with assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Eureka	Total
Balance at December 31, 2020	$3,145	$797	$3,239	$—	$7,181
Transferred in/(out)	(3,145)	(797)	15,338	4	11,400
Balance at December 31, 2021	—	—	18,577	4	18,581
Transferred in/(out)	—	—	(2,246)	6	(2,240)
Total liabilities associated with assets held for sale at December 31, 2022	$—	$—	$16,331	$10	$16,341

Former Grassroots Entities

Through the acquisition of Grassroots, the Company has retained a transferrable right to acquire from former Grassroots affiliates companies that currently own three licensed Illinois medical dispensaries and nine adult use dispensaries (collectively, the “Illinois Assets”). The right to acquire the Illinois Assets may be exercised through the conversion of certain debt which the Company treats as intercompany debt. Therefore, there would not be any accounting expense to the Company should it exercise the right to acquire the Illinois Assets. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of Curaleaf’s rights to the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25 million of net proceeds shall be retained by the Company; (ii) the next $25 million of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50 million, and the other 50% shall be remitted to the Grassroots owners (the “Illinois Waterfall Payment”). Also pursuant to the Grassroots Merger Agreement, the former Grassroots owners have the right to demand that, in lieu of receipt of a portion of the Illinois Waterfall Payment, that Curaleaf pay to them either (a) $25 million in cash or (b) a number of SVS that have market value equal to $30 million (the “Illinois Exit Payment”). The former owners of Grassroots gave notice of their intention to exercise their option for the Illinois Exit Payment in the form of cash and SVS in the amount of $28.3 million on October 14, 2022. For the avoidance of doubt, Curaleaf now has the sole right to proceeds from the sale of the Illinois Assets. During the fourth quarter of 2022, the Company paid the Illinois Exit Payment and, as such, relieved the liability that had been recorded within the “Other current liabilities” line item on the Consolidated Balance Sheets.

On April 1, 2021, Curaleaf and the owners of the Illinois Assets signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (“Parallel”). Under the terms of the transaction, the purchase price for the Illinois Assets consisted of up to $100 million base price to be paid $60 million in cash and $40 million in Parallel stock, plus earnouts of up to an additional $55 million payable through 2023. The Company received a $10 million deposit from Parallel, which was refundable under limited circumstances. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating that it will not be in a position to complete the acquisition of the Illinois Assets due to lack of financing, among other reasons, and declared its agreement to purchase the Illinois Assets terminated. The Company has asserted that Parallel’s actions have constituted material breaches of its agreement with Parallel and on February 2, 2022 filed an arbitration against Parallel and certain principals of Parallel for breach of contract, fraudulent misrepresentation and other claims. As a result of the breach of contract, management determined that the $10 million deposit received from Parallel was no longer refundable as of June 30, 2022, and accordingly recognized a gain within “Other income” line item in the Consolidated Statements of Operations.

During the first quarter of 2022, the Company signed a letter of intent to sell the Grassroots Vermont entities; PhytoScience Management Group, Inc., including Vermont Patients Alliance, LLC, PhytoScience Institute, LLC, and Nutraceutical Science Laboratories, LLC and accordingly has recorded the associated net assets of these entities as held for sale during the current period.

Additionally, the Company has been actively marketing certain rights and interests for certain real estate assets associated with the acquisition of Grassroots.

During the second quarter of 2022, the Company completed the sale of Grassroots Oklahoma which resulted in a gain of approximately $1 million. During the third quarter of 2022, the Company completed the sale of its rights in its licensed cannabis dispensary in Little Rock, Arkansas, which resulted in a gain of approximately $4.5 million.

Eureka

The Company signed a letter of intent to sell ECCA Investment Partners, LLC (“Eureka”) in August 2021, and subsequently signed a purchase agreement for such sale in February 2022. The purchase agreement includes cash consideration of $0.25 million and a note receivable of $2.75 million for total consideration of $3 million. The sales price of the entity was lower than the net assets; as such, an impairment, including amounts related to the value of the license intangible asset as well as fixed assets, was recorded to bring the net assets to the estimated fair market value at the time such assets were classified as held for sale. The final sale is awaiting completion due to a post-closing covenant which would transfer the Eureka license to the purchasers upon completion of such covenant.

Pueblo West Organics

The Company completed its acquisition of PWO during the third quarter of 2022 and immediately began actively marketing certain rights and interests for certain real estate assets associated with the acquisition. In accordance with ASC 360 - Property, Plant, and Equipment, the Company classified the assets as held for sale and valued such assets at their fair market value less costs to sell as of the date of acquisition. The Company completed the sale of these real estate assets during the fourth quarter of 2022, resulting in a gain of approximately $0.3 million.

HMS Assets

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”), which included a 22,000 square foot co-located cultivation and processing facility in Frederick, Maryland to TerrAscend for total consideration of $27.5 million. The transaction closed on May 4, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration of $24.6 million included $22.4 million payable in cash upon closing as well as a $2.2 million interest bearing note due and payable to the Company in April 2022 (see Note 7 – Notes receivable). The Company recognized a gain on sale of the HMS Assets of $1.5 million.

Elevate Takoma

In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Wellness, LLC, (“Elevate, Takoma”) a licensed dispensary business in Takoma Park, Maryland, to PharmaCann LLC for total consideration of $2.0 million, all payable in cash upon closing. The transaction closed on May 1, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration was $3.6 million. The sale of the HMS assets and Elevate, Takoma enabled the Company to finalize the acquisition of Grassroots Maryland, which was previously restricted by the legal limits on license ownership in the state of Maryland (see Note 4 – Acquisitions). The Company recognized a gain on sale of Elevate Takoma of $1.6 million.

All assets and liabilities held for sale are included within the Domestic operations reportable segment. See Note 19 – Segment reporting, for further information regarding the Company’s segments as of December 31, 2022.

Note 7 – Notes receivable

Notes receivable consist of the following:

	As of
	December 31, 2022	December 31, 2021
Notes receivable TerrAscend	$—	$2,315
Notes receivable Sapphire Medical	—	842
Total notes receivable	$—	$3,157

Current portion of notes receivable	$—	$2,315
Long-term notes receivable	—	842
Total notes receivable	$—	$3,157

The consideration for the sale of HMS Health, LLC and HMS Processing, LLC to TerrAscend, included a $2.2 million interest bearing note. The note was paid in full in April 2022.

In August 2019, Rokshaw Limited, a subsidiary of Curaleaf International Limited, entered into a note receivable agreement with Sapphire Medical for the establishment of Sapphire Medical and providing on-going lending to Sapphire Medical’s franchisees which consisted of a revolving loan facility. The Company assumed this note in the EMMAC Transaction. The Company acquired Sapphire Medical during the first quarter of 2022, resulting in the loan eliminating in consolidation.

Information about the Company’s exposure to credit and market risks, and impartment losses for notes receivable is included in Note 22 – Fair value measurements and financial risk management.

Note 8 – Property, plant and equipment, net

Property, plant and equipment, net and related accumulated depreciation consist of the following:

	As of
	December 31, 2022	December 31, 2021
Land	$12,068	$7,494
Building and improvements	469,328	390,070
Furniture and fixtures	189,561	124,051
Information technology	5,149	4,406
Construction in progress	83,299	89,059
Transferred to assets held for sale	(12,508)	(12,501)
Total property, plant and equipment	746,897	602,579
Less: Accumulated depreciation	(128,732)	(76,754)
Property, plant and equipment, net	$618,165	$525,825

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Depreciation expense totaled $57.4 million and $39.5 million for the years ended December 31, 2022 and 2021, respectively, which includes $41.5 million and $29.1 million recognized as cost of goods sold and $15.9 million and $10.4 million recognized as a part of operating expenses in the Consolidated Statements of Operations for the years ended December 31, 2022 and 2021, respectively.

Asset Specific Impairment

The Company reviews the carrying value of its property and equipment at each reporting period for indicators of impairment.

During the year ended December 31, 2022, due to reduced forecasts for future operating performance at the Company’s California and Colorado operations, which was an attributing factor in the Company’s decision to close the majority of operations in the California and Colorado markets, the Company evaluated the recoverability of the asset groups to determine whether they would be recoverable. It was determined that the carrying value of the California and Colorado asset groups exceeded their estimated future undiscounted cash flows, and therefore the Company recorded impairment losses of $0.2 million in the California asset group and $4.9 million in the Colorado asset group, respectively. Further, due to the Company’s decision to consolidate cultivation and processing operations in Massachusetts through the exit of its Amesbury facility, the Company determined that property, plant, and equipment at the Amesbury Cultivation facility was also not recoverable and recorded an impairment loss of $3.8 million. These impairments were all recorded within the Domestic reportable segment.

For the year ended December 31, 2021, the Company recorded an impairment loss of $3.6 million related to bringing the Eureka net assets to the estimated fair market value at the time such assets were classified as held for sale.

Note 9 – Leases

The Company leases real estate used for dispensaries, cultivation facilities, production plants, and corporate offices. Lease right-of-use assets (“ROU assets”) and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Some of our leases contain cancellation options in the event we are unable to obtain regulatory approval and permitting for a selected site, as well as other contingencies. In general, we do not record new lease arrangements until the cancellation period has expired without exercise, or until we are reasonably certain we will not exercise the cancellation option. The Company utilizes its incremental borrowing rate to calculate the present value of the contractual lease payments because the interest rate implicit in the Company’s lease arrangements is not readily determinable.

Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. Certain real estate leases require payment for taxes, insurance, maintenance, and other common area charges. These variable expenses are considered non-lease components. These variable payments are excluded from the measurements of lease liabilities and are expensed as incurred. The Company accounts for real estate leases and the related fixed non-lease components together as a single component.

Real estate leases typically include extension options for a period of 1–10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial lease term and is at the option of the Company. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company has historically entered into transactions where real estate property or equipment is sold and leased back from the buyer. These transactions are evaluated to determine if sale-leaseback accounting criteria are met. If the Company determines that it has retained control of the property or equipment, the Company records the financed lease asset in “Property and equipment, net” and a corresponding financial obligation in “Financing lease obligations” on its Consolidated Balance Sheet. The Company allocates each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.

The Company leases machinery and equipment under leases that are of low-value or short-term in nature and therefore no ROU assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the years ended December 31, 2022 and 2021 were immaterial.

The following provides the components of lease cost, including sale leaseback arrangements, recognized in the Consolidated Statements of Operations for the years ended December 31, 2022 and 2021:

	For the years ended December 31,
	2022	2021
Components of lease cost are as follows:
Finance lease cost:
Amortization of finance lease assets	$12,319	$8,469
Interest on finance lease liabilities	17,506	10,684
Impairment of finance lease assets	1,064	-
Total finance lease cost	30,889	19,153

Sale leaseback financial obligations:
Interest on financial obligations	16,326	13,129
Depreciation on leased assets	14,652	10,068
Total cost financial obligations	30,978	23,197

Operating lease expense:
Operating lease expense	25,512	21,894
Impairment of operating lease expense	5,959	-
Total operating lease cost	31,471	21,894

Total lease expense	$93,338	$64,244

Leased asset and liability balances, including property and financial obligations related to sale leaseback arrangements accounted for as financial obligations, as of December 31, 2022 and 2021 consist of the following:

	As of December 31, 2022		As of December 31, 2021
	Operating lease	Finance lease	Operating lease	Finance lease
Lease assets and liabilities
ROU asset	$147,668	$181,879	$97,349	$117,168
Accumulated amortization of ROU	(25,022)	(25,011)	(21,301)	(14,133)
Net ROU	122,646	156,868	76,048	103,035

Current lease liability	17,592	8,366	12,745	4,565
Non-current lease liability	115,440	167,693	65,498	109,712
Lease liability	$133,032	$176,059	$78,243	$114,277

As of December 31, 2022
Financed property and equipment, net of accumulated depreciation of $28.3 million	$194,253

Current financial obligation	$4,740
Non-current financial obligation	214,139
Total financial obligation	$218,879

In April 2021, the Company completed a sale and lease back transaction to sell its Bordentown, New Jersey cultivation and processing facility to 500 Columbia LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 12 years. As a result of the sale, which met sale leaseback criteria, the Company disposed of $0.5 million of buildings and improvements and $2.2 million of construction in progress. The Company recognized a gain on the sale related to the transaction of $3.2 million, which was recorded within other income (expense), net on the Consolidated Statements of Operations.

In May 2021, the Company completed a sale leaseback transaction to sell its Holbrook, Arizona cultivation and processing facility to TAC Vega AZ Owner, LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 10 years. The Company maintains control of the asset, and therefore, is carrying the financed asset at net book value of $14 million in Property and equipment, net, and has recorded a financial obligation for the proceeds of the sale of $14 million. The Company did not recognize a material gain or loss on the sale related to the transaction.

In June 2022, the Company entered into three sale leaseback transactions for building improvements and equipment at cultivation and processing sites in Florida, Illinois, and Pennsylvania. Subsequent to the transactions, the Company maintains control of the assets, and therefore the assets, with a net book value of $48.7 million, are carried on the Company’s Consolidated Balance Sheets as financed assets in Property & equipment, net. The Company has recorded a financial obligation of $50.1 million for the sales proceeds, which is being amortized over thirteen to fourteen-year lease periods. The company deferred $1.4 million of gains on these transactions which will be recognized over the life of the financial obligations.

In August 2022, the Company exercised an option to purchase a leased cultivation site in Massachusetts, which was previously the subject of a sale leaseback transaction in 2020, from the existing lessor for $15.0 million. The Company had previously constructed building improvements to the property with a net book value of $10.2 million. The Company subsequently sold the newly purchased building and existing improvements for $21.5 million and entered into a 23-year agreement to lease back the property and assets. The Company recognized a loss on disposal of building and improvements of $3.9 million within Other income (expense), net on the Consolidated Statements of Operations. The Company maintains control of the building and improvements and has recorded assets of $21.5 million in financed assets in Property and equipment, net, and has recorded a financial obligation of $21.5 million. Net proceeds from the purchase and sale transaction were $5.4 million.

In December 2022, the Company sold cultivation and processing equipment with a net book value of $9.7 million and leased it back under a four year agreement. At the end of the four years, the Company has an option to purchase the equipment for one dollar, which it expects to exercise. The equipment is carried as a leased asset on the Company's Consolidated Balance Sheets in Property and equipment, net. The Company has recorded a financial obligation for the sales proceeds of $9.7 million.

During the year ended December 31, 2022, due to reduced forecasts for future operating performance at the Company’s California and Colorado operations, which was an attributing factor in the Company’s decision to close the majority of operations in the California and Colorado markets, the Company evaluated the recoverability of the asset groups to determine if the carrying values were in excess of respective fair values. It was determined that the carrying value of the California and Colorado asset groups exceeded their estimated future undiscounted cash flows, and therefore the Company recorded impairment losses of $0.8 million in the California asset group related to ROU assets and $4 million in the Colorado asset group related to ROU assets, respectively. Further, due to the Company’s decision to consolidate cultivation and processing operations in Massachusetts through the exit of its Amesbury facility, the Company determined that the ROU Asset at the Amesbury Cultivation facility was also not recoverable and recorded an impairment loss of $1 million. These impairments were all recorded within the Domestic reportable segment.

Other information related to operating and finance leases is as follows:

	For the years ended December 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$(17,507)	$(10,684)
Operating cash flows from operating leases	(23,280)	(20,587)
Financing cash flows from finance leases	(5,604)	(4,425)
Cash flows from sale leaseback financial obligations	(3,089)	(18,129)
Proceeds from sale leasebacks accounted for as financial obligations	65,241	32,390
Total cash flow from lease activities	$15,761	$(21,435)

	As of December 31,
	2022	2021
ROU assets obtained in exchange for lease obligations:
Finance lease	$71,638	$26,923
Operating leases	65,008	26,369
Total ROU assets obtained in exchange for lease obligations	$136,646	$53,292

	As of December 31,
	2022	2021
Weighted average remaining lease term (in years) - Finance leases	11.4	12.2
Weighted average remaining lease term (in years) - Operating leases	6.9	7.5
Weighted average discount rate - Finance leases	11.02%	11.00%
Weighted average discount rate - Operating leases	9.94%	9.92%

At December 31, 2022, approximate future minimum payments due under non-cancelable operating leases are as follows:

Future minimum lease payments as of December 31, 2022 are:	Operating Leases	Finance Leases	Financial Obligations
Fiscal year:
2023	$29,679	$26,375	$28,613
2024	27,040	26,849	29,437
2025	23,701	26,846	30,199
2026	21,717	27,219	31,013
2027	20,236	27,824	28,910
2028 and thereafter	67,236	177,063	269,009
Total minimum payments	189,609	312,176	417,181
Less: interest	(56,577)	(136,117)	(198,302)
Present value of minimum payments	$133,032	$176,059	$218,879

Note 10 – Goodwill and intangible assets

Identifiable intangible assets consist of the following:

As of December 31, 2022	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,223,390	$(164,005)	$1,059,385
Tradenames	165,592	(28,615)	136,977
Intellectual property and know-how	98	(30)	68
Non-compete agreements	31,554	(10,792)	20,762
Total	$1,420,634	$(203,442)	$1,217,192

As of December 31, 2021	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,061,990	$(96,196)	$965,794
Tradenames	62,775	(18,202)	44,573
Intellectual property and know-how	3,097	(78)	3,019
Non-compete agreements	29,053	(6,809)	22,244
Customer list	510	(86)	424
Total	$1,157,425	$(121,371)	$1,036,054

The gross carrying amount of intangible assets increased by $263.2 million during the year ended December 31, 2022. The difference was primarily related to business combinations and asset acquisitions, partially offset by impairments of intangible assets, and a loss on difference in foreign currency exchange.

During the year ended December 31, 2022, due to reduced forecasts for future operating performance at the Company’s California and Colorado operations, which was an attributing factor in the Company’s decision to close the majority of operations in the California and Colorado, the Company evaluated the recoverability of the asset groups to determine if the carrying values were in excess of their respective fair values. It was determined that the carrying value of the California and Colorado asset groups exceeded their estimated future undiscounted cash flows, and therefore the Company recorded impairment losses of $0.3 million in the California asset group and $13.9 million in the Colorado asset group. Evaluation of the obsolescense of intangible assets in the Massachusetts market related to the planned exit of the Amesbury Cultivation facility resulted in an impairment loss of $19.4 million. Finally, additional intangible asset impairments were recorded in the Company’s North Dakota and Oregon asset groups in connection with the Company’s annual impairment assessment totaling $3.6 million. These impairments were all recorded within the Domestic reportable segment.

Amortization of intangible assets was $92.6 million and $71.4 million for the years ended December 31, 2022 and 2021, respectively.

The following table outlines the estimated annual amortization expense related to intangible assets as of December 31, 2022:

Year Ending December 31,	Estimated Amortization
2023	$94,515
2024	$93,838
2025	$92,343
2026	$91,808
2027	$91,253

At December 31, 2022, the weighted average amortization period remaining for intangible assets was 14.03 years.

The changes in the carrying amount of goodwill by segment and in total were as follows:

	Domestic	International	Total
Balance at December 31, 2020	$539,288	$—	$539,288
Purchase price adjustments (Note 4)	(37,922)	—	(37,922)
Change in Assets Held for Sale (Note 6)	(2,230)	—	(2,230)
Loss on Impairment	(3,181)	—	(3,181)
Acquisitions (Note 4)	49,645	61,806	111,451
Difference in exchange	—	(1,572)	(1,572)
Balance at December 31, 2021	$545,600	$60,234	$605,834
Purchase price adjustments (Note 4)	3,025	2,445	5,470
Divestitures (Note 6)	(1,630)	—	(1,630)
Loss on Impairment	(92,627)	—	(92,627)
Acquisitions (Note 4)	98,835	12,945	111,780
Difference in exchange	—	(3,698)	(3,698)
Balance at December 31, 2022	$553,203	$71,926	$625,129

Purchase price adjustments relate to remeasurement period adjustments, which were retrospectively reflected in the acquisition tables in Note 4 – Acquisitions.

The Company allocated goodwill to reporting units within its operating segments; accordingly, each reporting unit represents the operations dedicated to the cultivation, processing and sale of cannabis within the applicable jurisdiction. Upon the change in the Company’s reportable segments as described Note 19 – Segment reporting, Select goodwill has been allocated to the applicable states in which Select branded products are sold utilizing a relative fair value approach.

At the Company’s annual impairment assessment date occurring on October 1, 2022, management tested the individual reporting units for impairment. The recoverable amount of the reporting units were determined based on the value in use fair value market based measurement method using level 2 and level 3 inputs that were ultimately determined to be market participant assumptions. The recoverable amount for all reporting units were valued using a discounted cash flow model, a variation of the income approach, and corroborated with value indications from certain market approaches, specifically the publicly-traded guideline company method and the comparable transaction method. It is reasonably possible that future changes in assumptions may negatively impact future assessments of the recoverable amount of the Company’s assets. The Company will continue to evaluate the recoverability of its assets on an annual basis.

The significant assumptions applied in the determination of the recoverable amount are described as follows:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts were extended to a total of nine years for reporting units within the Domestic reportable segment to thirteen years for the International reporting segment (with a terminal year thereafter) based on the relative immaturity of the industry to derive each reporting unit’s recoverable amount;
ii.	Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.	Post-tax discount rate: The post-tax discount rate is reflective of the reporting units Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.	Tax rate: The tax rates used in determining the future cash flows were those effectively enacted based on jurisdiction at the respective valuation date.

Key assumptions used in calculating the recoverable amount for each reporting unit grouping tested for impairment is outlined in the following table:

Reporting units	Recoverable amount	Terminal value growth rate	Post-tax discount rate	Tax rate
Arizona	$394,670	3.00%	16.00%	25.90%
Colorado	(15,100)	3.00%	16.00%	25.55%
Connecticut	144,940	3.00%	17.00%	28.50%
Florida	1,026,350	3.00%	17.00%	26.50%
Illinois	292,150	3.00%	16.00%	30.50%
Maine	23,920	3.00%	16.00%	24.50%
Maryland	151,520	3.00%	17.00%	29.25%
Massachusetts	50,420	3.00%	16.00%	29.00%
Michigan	15,130	3.00%	16.00%	27.00%
Nevada	120,580	3.00%	18.00%	21.00%
New Jersey	992,840	3.00%	17.00%	32.50%
North Dakota	(4,330)	3.00%	17.00%	25.31%
Ohio	70,890	3.00%	17.00%	21.00%
Oregon	12,580	3.00%	16.00%	27.60%
Pennsylvania	277,810	3.00%	17.00%	30.99%
International	283,987	3.00%	18.00%	23.43%

The recoverable amount of the reporting units were compared to the total reporting unit carrying amount for each reporting unit grouping for impairment testing procedures. As a result of the impairment tests, management concluded that the carrying value of the following reporting units within the Domestic reportable segment were lower than their recoverable amounts and recorded no impairment, except as it relates to the following reporting units:

Reporting Units	Carrying Value of Goodwill	Goodwill Impairment
Colorado	$32,324	$32,324
Maine	2,688	2,688
Maryland	65,741	24,366
Massachusetts	26,156	26,156
Michigan	3,953	3,953
North Dakota	2,212	2,212
Oregon	928	928

Note 11 – Notes payable

Notes payable consist of the following:

	As of
	December 31, 2022	December 31, 2021
Senior Secured Notes – 2026
Principal amount	$475,000	$475,000
Unamortized debt discount/Deferred financing	(20,037)	(23,753)
Net carrying amount	$454,963	$451,247

Bloom Notes – 2023
Principal amount	$50,000	$—
Unamortized debt discount	(74)	—
Net carrying amount	$49,926	$—

Bloom Notes – 2024
Principle Amount	$50,000	$—
Unamortized Debt Discount	(1,755)	—
Net carrying amount	$48,245	$—

Bloom Notes – 2025
Principle Amount	$60,000	$—
Unamortized Debt Discount	(7,115)	—
Net carrying amount	$52,885	$—

Seller note payable	$6,728	$6,859
Other notes payable	10,073	1,778
Total other notes payable	$16,801	$8,637

Current portion of notes payable	$51,964	$1,966
Long-term notes payable	570,856	457,917
Total notes payable	$622,820	$459,883

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which was paid on June 15, 2022.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

The Company recognized interest expense under the Senior Secured Notes – 2026 of $41.7 million and $1.8 million for the years ended December 31, 2022 and 2021, respectively.

Bloom Notes

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.

The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity.

All three notes may be prepaid without penalty.

The Company recognized interest expense under the Bloom Notes of $13.7 million for the year ended December 31, 2022.

Seller Note

At December 31, 2022, the Company had two seller notes outstanding in the amount of $6.7 million, which included the Phyto acquisition seller note in the amount of $1.8 million, inclusive of accrued interest, and a seller note related to the Scottsdale, AZ building purchase, due December 2036, in the amount of $4.9 million. The Scottsdale seller note bears interest at a rate of 5% per annum.

Other Notes

At December 31, 2022, the other notes primarily consist of a note outstanding at BHH in the amount of $7.5 million, due December 31, 2024. The note bears interest at a rate of 15% per annum and interest payments are due quarterly.

Future maturities

As of December 31, 2022, future principal payments due under notes payable were as follows:

Period	Amount
2023	$51,964
2024	57,500
2025	60,000
2026	475,000
2027	7,337
2028 and thereafter	—
Total future debt obligations	$651,801

Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 22 – Fair value measurements and financial risk management.

Note 12 – Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of December 31, 2022 the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.

Issued

As of December 31, 2022 the Company had 93,970,705 MVS issued and outstanding that were held indirectly by Boris Jordan, the Company's Executive Chairman.

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of December 31, 2022 and 2021, the MVS represent approximately 13.1% and 13.3%, respectively, of the total issued and outstanding shares and 69.3% and 69.6%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. At the annual and special meeting of the shareholders of the Company held on September 9, 2021, the shareholders of the Company approved an amendment to the articles of the Company (the “Amendment”) in order to extend the automatic termination of the dual-class structure of the Company, which was previously set to occur on October 25, 2021, and to maintain such dual-class structure until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a United States national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR under the Company’s profile at www.sedar.com for more information on the Amendment.

As of December 31, 2022 and 2021 the Company had 623,520,125 and 614,369,729, respectively, SVS issued and outstanding; see details of the share balance below. Holders of the SVS are entitled to one vote per share.

	SVS	MVS	Total
As at January 1, 2021	569,831,140	93,970,705	663,801,845
Issuance of shares in connection with public offering	18,975,000	-	18,975,000
Issuance of shares in connection with acquisitions (Note 4)	18,954,889	-	18,954,889
Acquisition escrow shares returned and retired	(745,915)	-	(745,915)
Issuance of shares for minority buyouts	722,577	-	722,577
Exercise and forfeiture of stock options and RSUs (Note 14)	6,495,288	-	6,495,288
Share-based compensation (Note 14)	136,750	-	136,750
As at December 31, 2021	614,369,729	93,970,705	708,340,434
Issuance of shares in connection with acquisitions (Note 4)	7,392,857	-	7,392,857
Acquisition escrow shares returned and retired	(980,098)	-	(980,098)
Exercise and forfeiture of stock options and RSUs (Note 14)	2,585,129	-	2,585,129
Share-based compensation (Note 14)	152,508	-	152,508
As at December 31, 2022	623,520,125	93,970,705	717,490,830

On January 12, 2021, the Company completed an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316,883, before deducting the underwriters’ fees and estimated offering expense. The Company used the net proceeds of $240.6 million from the overnight marketed offering for working capital and general corporate purposes.

In the year ended December 31, 2021, the Company issued 722,577 SVS to buyout its minority partner’s interest related to House of Herbs and Blackjack in Nevada.

In the years ended December 31, 2022 and 2021, the Company received back from the escrow agent, and concurrently retired, 980,098 and 745,915 SVS, respectively, that had previously been issued into an escrow account at the Select and Grassroots acquisition dates. The SVS were returned to the Company as the matters subject to be paid via escrow were resolved and/or the escrow resolution periods were completed.

The Company had reserved 71,749,083 and 70,834,043 SVS, as of December 31, 2022 and 2021, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (“LTIP”) (see Note 14 – Share-based payment arrangements).

Treasury shares

There were no shares repurchased into treasury during the years ended December 31, 2022 and 2021.

Note 13 – Redeemable non-controlling interest

On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf and the strategic investor have entered into a shareholders’ agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

In connection with the acquisition of Four20 in September 2022, the selling shareholders and Curaleaf International entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date.

The estimated redemption value of the put/calls were below their carrying value, which is recorded on the Company’s Consolidated Balance Sheets as temporary equity in the amount of $122.1 million and $119.0 million as of December 31, 2022 and 2021, respectively.

Note 14 – Share-based payment arrangements

Stock option programs

The 2011 and 2015 Equity Incentive Plans provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the LTIP. The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	December 31,
	2022		2021
Fair value at grant date	$3.79		$9.38
Share price at grant date	$6.67		$14.63
Exercise price	$6.42		$13.49
Expected volatility	70.4%		76.5%
Expected life	5.4	years	9.5	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	1.23%		0.15%

Total intrinsic value of options exercised (in 000s)	$7,628		$70,876
Total fair value of shares vested (in 000s)	$24,977		$13,504
Aggregate intrinsic value of shares outstanding at the end of the period (in 000s)	$28,529		$83,198
Weighted-average remaining contractual term - shares exercisable	4.6	years	5.7	years
Weighted-average remaining contractual term - shares outstanding and vested	5.2	years	5.9	years

The expected volatility is estimated based on the historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The Company recorded share-based compensation in the amount of $28.0 million and $39.5 million for the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, we had $69.1 million of unrecognized stock-based compensation expense relating to stock options that will be amortized over a weighted-average period of approximately 1.35 years.

Reconciliation of outstanding share options

Management determined that prior period financial statements needed to be adjusted to correct an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of December 31, 2021.

The number and weighted-average exercise prices of share options under the LTIP were as follows:

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	2022	2022	2021	2021
Outstanding at January 1	23,578,470	$6.76	25,908,778	$4.14
Forfeited during the year	(1,834,219)	12.89	(1,314,134)	8.61
Expired during the year	(821,945)	3.28	(123,666)	7.52
Exercised during the year	(1,269,953)	0.41	(5,849,945)	1.37
Granted during the year	4,713,315	6.67	4,957,437	14.63
Outstanding at December 31	24,365,668	$6.73	23,578,470	$6.76
Options exercisable at December 31	15,761,157	$5.67	15,876,940	$4.48

Reconciliation of RSUs

The number of RSUs awarded under the LTIP were as follows:

	Number of RSUs
	2022	2021
Outstanding at January 1	2,876,413	2,452,338
Forfeited during the year	(899,951)	(474,662)
Released during the year	(1,511,438)	(1,224,466)
Granted during the year	3,827,631	2,123,203
Outstanding at December 31	4,292,655	2,876,413
RSUs vested at December 31	—	—

Note 15 – Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Year ended December 31,
	2022	2021
Selling, general and administrative expenses:
Salaries and benefits	$223,664	$202,871
Sales and marketing	44,609	41,841
Rent and occupancy	51,511	44,489
Travel	11,201	7,942
Professional fees	33,715	39,669
Office supplies and services	29,596	29,087
Other	53,242	20,738
Total selling, general and administrative expense	$447,538	$386,637

The cost of advertising is expensed as incurred and totaled $11.3 million and $17.8 million in 2022 and 2021, respectively and is included in the sales and marketing category of selling, general and administrative expenses.

Note 16 – Other income (expense), net

Other income (expense), net consists of the following:

	Year ended December 31,
	2022	2021
Loss on disposal of assets	$(548)	$(4,705)
Gain (loss) on investment	21,953	(2,093)
Gain (loss) on extinguishment of debt	205	(21,344)
Other income (expense), net	1,987	(172)
Total other income (expense), net	$23,597	$(28,314)

Note 17 – Income taxes

For financial reporting purposes, income before taxes includes the following components for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
Domestic	$(202,589)	$(34,394)
Foreign	(23,840)	(27,803)
Total	$(226,429)	$(62,197)

Provision for income taxes for the years ended December 31, 2022 and 2021 consisted of the following:

	Year ended December 31,
	2022	2021
Current:
Federal	$136,323	$123,679
State	40,168	39,377
Foreign	(304)	(21)
Total current	$176,187	$163,035

Deferred:
Federal	(37,693)	(6,795)
State	14,395	(694)
Foreign	(2,387)	(3,101)
Total deferred	$(25,685)	$(10,590)

The Company’s provision for income taxes differs from applying the statutory tax rate to income before taxes primarily due to state income taxes, certain stock compensation, and miscellaneous permanent differences, mainly expenses subject to Section 280E disallowance.

A reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year ended December 31,
	2022		2021
Loss before provision for income taxes	$(226,429)		$(62,197)
Tax using the Company's domestic tax rate	(33,964)	15%	$(7,883)	15%
Effect of tax rates in foreign jurisdictions	(18,685)	8%	(3,097)	6%
Tax effect of:
State taxes, net of federal benefit	54,516	(24)%	38,677	(74)%
Share-based compensation	(7,093)	3%	(6,612)	13%
Non-deductable expenses	93,548	(41)%	68,640	(131)%
Increase in Uncertain tax positions	11,157	(5)%	9,905	(19)%
Increase in valuation allowance	41,345	(18)%	51,805	(99)%
Other	9,678	(4)%	1,010	(2)%
Income tax expense	$150,502	(66)%	$152,445	(290)%

The Company operates in the legal cannabis industry, but is subject to Section 280E of the Internal Revenue Code (“IRC”). Section 280E prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the Controlled Substance Act) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). The application of Section 280E has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations. Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its gross income. In states the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries. The non-deductible expenses shown in the effective tax rate reconciliation above is comprised primarily of the impact of applying Section 280E to the Company’s businesses that are involved in selling cannabis, along with other typical non-deductible expenses such as those associated with lobbying.

The IRS has invoked Section 280E in tax audits against various state-legal cannabis businesses in the U.S. Although the IRS has issued a clarification allowing the deduction of certain expenses, the scope of this allowance is interpreted very narrowly, resulting in the non-deductibility of certain operating and general administrative costs. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to the cannabis industry.

The components of deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

	As of December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforward	$161,557	$123,828
163j Interest Carryovers	41,596	23,553
Stock compensation	12,906	11,842
Accrued and prepaid expenses	2,792	336
Inventory	1,990	2,306
Other	117	213
Total Deferred tax assets	220,958	162,078

Deferred tax liabilities:
Depreciation and amortization	(315,950)	(285,174)
Total Deferred tax liabilities	(315,950)	(285,174)

Valulation allowance	(212,600)	(145,954)

Net deferred tax liabilities	$(307,592)	$(269,050)

The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are more likely than not expected to be unrealized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a more likely than not realization threshold. This assessment considers, among other matters, the nature frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. Beginning with the tax year ending December 31, 2022 the Company will file a consolidated federal and applicable state income tax returns for all entitles eligible for inclusion. As of December 31, 2022, the Company performed the assessment as to whether a valuation allowance is required on certain of its deferred tax assets on a consolidated basis for the consolidated group and separately for non-included entities. The Company determined that a valuation allowance will be required for certain of its federal, state, France, United Kingdom and Germany operations.

At December 31, 2022 and 2021, the Company had Federal and State tax loss carryforwards of $542.4 million and $545.7 million, respectively, which begin to expire between 2023 through 2042 and 2022 through 2041, respectively. At December 31, 2022 and 2021 the Company had foreign tax loss carryforwards of $0.7 million and $2.2 million, which begin to expire between 2026 and 2034. At December 31, 2022 and 2021, the Company had federal and state tax loss carryforward of $517.7 million and $361.4 million, respectively, which will never expire. At December 31, 2022 and 2021, the Company had foreign tax loss carryforwards of $80.3 million and $46.9 million, which will never expire.

Undistributed earnings of subsidiaries are accounted for as a temporary difference, except that deferred tax liabilities are not recorded for undistributed earnings of foreign subsidiaries that are deemed to be indefinitely reinvested in foreign jurisdictions. The Company considers the earnings and profits of its foreign subsidiaries to be indefinitely reinvested.

Under IRC 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” as defined in Section 382. Future changes in the Company’s share ownership, which may be outside of the Company’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability for the Company.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits are as follows:

	As of December 31,
	2022	2021
Balance at beginning of the year	$38,099	$32,250
Additions based on tax positions related to the current year	7,386	5,722
Additions for tax positions of prior years	7	1,431
Additions based on acquisitions	30,122	-
Lapse of statute	(4,726)	(1,304)
Balance at the end of the year	$70,888	$38,099

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state, and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Financial Statements.

As of December 31, 2022 and 2021, the Company recorded $70.9 million and $38.1 million, respectively, of unrecognized tax benefits in other long-term liabilities. As of December 31, 2022 and 2021, $25.4 million and $2.5 million, respectively, of these unrecognized tax benefits were recorded in acquisitions and are subject to indemnifications and the Company has collateral or other deferred consideration to cover any potential liability, therefore, a long-term tax receivable is also recorded in the Consolidated Financial Statements. The Company expects there is a reasonable possibility that unrecognized tax benefits in the range of $20.9 million to $31.2 million will change within 12 months due to lapses of statutes and possible settlements of IRS examinations. Included in the balances of unrecognized tax benefits as of December 31, 2022 and 2021 is $45.5 million and $35.6 million, respectively, of unrecognized tax benefits that, if recognized, would impact the effective tax rate.

The Company recognizes interest and penalties, if any, related to unrecognized tax positions in the provision for income taxes or in long-term tax receivable if associated with the acquisitions mentioned above. As of December 31, 2022 and 2021, the Company accrued interest and penalties of $2.2 million and $2.4 million, respectively, for its uncertain tax positions as a component of income tax expense. As of December 31, 2022, the Company also had accrued interest and penalties of $19.6 million for its uncertain tax positions as a component of long-term tax receivable.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable. The Company is currently under IRS examination for the tax years 2016, 2017, and 2018, and the Company’s subsidiary, Curaleaf Northshore, Inc. (formerly known as Alternative Therapies Group, Inc.) is in Tax Court related to an IRS examination for 2018. In the above referenced IRS examination for the tax years 2016, 2017 and 2018, the IRS proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E, however, the Company is defending its tax reporting before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company’s financial statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company’s tax years are still open under statute from December 31, 2016, to the present.

Note 18 – Earnings per share

Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Year ended December 31,
	2022	2021
Numerator:
Net loss	$(376,931)	$(214,642)
Less: Net loss attributable to redeemable non-controlling interest	(6,833)	(8,702)
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(370,098)	$(205,940)
Denominator:
Weighted average SVS outstanding — basic and diluted	711,159,444	698,759,274
Loss per share — basic and diluted	$(0.52)	$(0.29)

The Company’s potentially dilutive securities, which include stock options to purchase shares of the Company, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2022	2021
Options to purchase SVS	24,365,668	23,578,470

Note 19 – Segment reporting

The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”).

Prior to the first quarter of the year ended December 31, 2022, the Company operated in two segments; Cannabis and Non-Cannabis operations. During the first quarter of 2022, the Company determined that the Non-Cannabis segment no longer represented a reportable segment, and therefore concluded that the Company operated in one segment; the cultivation, production and sale of cannabis products via retail and wholesale channels.

Following a change in the Company’s Chief Executive Officer during the second quarter of 2022, and the finalization of the change in the Company’s organizational and internal financial reporting structure during the fourth quarter of 2022, the Company determined it is appropriate to report the Company’s results for the following two operating segments, which are also its reportable segments: (i) domestic operations and (ii) international operations. These segments reflect how the Company’s operations are managed, how the CODM allocates resources and evaluates performance, and how the Company’s internal management financial reporting is structured.

Additionally, the CODM does not review total assets or net income (loss) by segments; therefore, such information is not presented below.

	Domestic	International	Total
For the year ended December 31, 2022:
Revenues	$1,301,908	$34,434	$1,336,342
Gross profit	567,972	11,059	579,031
Long-lived assets	2,462,114	330,471	2,792,585

	Domestic	International	Total
For the year ended December 31, 2021:
Revenues	$1,177,218	$18,769	$1,195,987
Gross profit	562,824	7,007	569,831
Long-lived assets	2,084,142	294,308	2,378,450

Note 20 – Commitments and contingencies

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements.

Litigation

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Among other legal disputes, the Company is currently, or was, involved in the following proceedings related to material disputes:

Eagle Valley Holdings, LLC. On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against Eagle Valley Holdings, LLC, Q Business Consulting, LLC, LBSF, LLC, the sellers of the Bloom assets, and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County, alleging breach of the contractual representations and warranties and fraudulent inducement of Curaleaf’s acquisition of the Bloom assets. The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom Notes (as hereinafter defined) by $10 million. The purchase price for Bloom was paid $69 million in cash on closing of the transaction, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes of $50 million, $50 million and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.

Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. Mr. Clateman and Mr. Martinez have moved to dismiss all claims against them; the court has not yet scheduled argument on that motion.

Connecticut Arbitration. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf. The arbitrator issued a final award of the costs to be paid by the DRH plaintiffs to Curaleaf, and the immaterial reimbursement was received in the fourth quarter of 2022.

Securities Class Action. On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the U.S. District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against the Defendants. The Amended Class Action Complaint alleges that the Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Exchange Act. On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

Note 21 – Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The EMMAC Transaction (see Note 4 – Acquisitions) constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures Management, LLC, an investment management company controlled by Boris Jordan, the Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”), having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a controlling interest in Measure 8 Management, LLC. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which were independent members of the Board of Directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee received a fairness opinion from the independent investment bank, Eight Capital, to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction was fair, from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

The Company incurred the following transactions with related parties during the years ended December 31, 2022 and 2021.

	Related party transactions
	Year ended December 31,		Balance receivable (payable) as of
Transaction	2022	2021	December 31, 2022	December 31, 2021
Consulting fees (1)	$1,269	$733	$—	$—
Travel and reimbursement (2)	382	1,279	—	—
Rent expense reimbursement (3)	(166)	(130)	—	—
Equipment purchases (4)	—	2,726	—	—
Senior Secured Notes - 2026 (5)	879	—	(10,000)	(10,000)
Promissory Note - 2024 (5)	—	2,183	—	—
	$2,364	$6,791	$(10,000)	$(10,000)
(1)	Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were $0.7 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.6 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively.
(2)	Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(3)	The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.
(4)	The Company purchased hemp processing equipment from Sentia Wellness. Sentia Wellness is a cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Cameron Forni, former Select President, have interests in Sentia Wellness.
(5)	Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For year ended December 31, 2021, the Company recognized interest expense under the Promissory Note - 2024. For the year ended December 31, 2022, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

Note 22 – Fair value measurements and financial risk management

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

There have been no transfers between fair value levels during the years ended December 31, 2022 and 2021.

	Fair value measurements as of December 31, 2022 using:
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$163,177	$—	$—	$163,177
Deferred consideration liabilities	—	61,300	—	61,300
Contingent consideration liabilities	—	—	29,109	29,109
	$163,177	$61,300	$29,109	$253,586

	Fair value measurements as of December 31, 2021 using:
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$299,329	$—	$—	$299,329
Contingent consideration liabilities	—	—	37,994	37,994
	$299,329	$—	$37,994	$337,323

Level 1

Cash and cash equivalents, net accounts receivable, accounts payable and accrued liabilities, notes payable, investments, and other current assets and liabilities represent financial instruments for which the carrying amount approximates fair value.

Level 2

The fair value of deferred consideration relates to the Tryke acquisition as discussed above in Note 4 – Acquisitions. Consideration to be paid in cash on the first, second, and third anniversaries of the closing date was valued with a discount rate, consisting of the Company’s credit spread and a risk-free rate, of 18.2%, 18.0%, and 17.8% respectively. The liabilities will accrete in value until the payment due date with changes in the value recorded through interest expense within the Company’s Consolidated Statements of Operations. Additional deferred cash consideration relates to the pending litigation as discussed above in Note 4 – Acquisitions.

Level 3

The fair value of contingent consideration is based upon the following Level 3 inputs:

●	HMS – present value of the $2 million loan bearing an interest rate of 4.8% per annum discounted at 92.7%.
●	MEOT – present value of the potential cash earn-out of $2 million based upon MEOT’s achievement of certain earnings targets discounted at 4.22%.
●	EMMAC – present value of EMMAC’s achievement regulatory approval for recreational cannabis and meeting certain revenue targets in the U.K. market as discussed in Note 4 - Acquisitions. The following discount rates were utilized in the determination of the present value of the liabilities resulting in gain on revaluation of contingent consideration of $4.7 million for the year ended December 31, 2022.
o	Regulatory approval for recreational cannabis – 1.8% 2021 and 11.6% 2022.
o	Revenue targets in the U.K. market – 1.8% in 2021 and 11.2% in 2022.
●	Los Sueños – present value of Los Sueños’ achievement of enhanced tier licensing. Discount rates of 1.7% and 2.1%, for the first and second tranche of shares, respectively, were utilized in the determination of the present value of the liabilities resulting in a gain on revaluation of contingent consideration of $2.7 million for the year ended December 31, 2022.

●	Sapphire – present value of Sapphire’s achievement of certain revenue, script, and active patient count milestones during 2022 as discussed in Note 4 - Acquisitions.
●	Four20 – present value of Curaleaf’s shares to be issued utilizing a discount rate of 16.4% and 16.2% for the first and second tranche of shares to be issued, respectively as of December 31, 2022.
●	Tryke – present value of Curaleaf’s shares to be issued utilizing a discount rate of 11.7% as of December 31, 2022.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at December 31, 2022 and 2021 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and management services agreement (“MSA”) customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Consolidated Balance Sheets are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

The Company’s aging of trade receivables was as follows:

	Year ended December 31,
	2022	2021
0 to 90 days	$44,840	$53,902
91 to 180 days	4,882	5,797
181 days +	2,440	728
Total accounts receivable, net	$52,162	$60,427

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which will be June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.

The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty.

In addition to the commitments outlined in Note 11 – Notes payable and Note 20 – Commitments and contingencies, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the period ended December 31, 2022:
Accounts payable	$85,263	$—	$85,263
Accrued expenses	112,535	—	112,535
Other current liabilities	1,726	—	1,726
Contingent consideration liability	18,537	10,572	29,109
Other long-term liability	—	94,824	94,824
	$218,061	$105,396	$323,457

	< 1 Year	1 to 3 Years	Total
For the period ended December 31, 2021:
Accounts payable	$26,751	$—	$26,751
Accrued expenses	86,966	—	86,966
Other current liabilities	12,168	—	12,168
Contingent consideration liability	9,155	28,839	37,994
Other long-term liability	—	50,431	50,431
	$135,040	$79,270	$214,310

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its potential future impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 – Basis of presentation, “COVID-19 estimation uncertainty”.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of December 31, 2022 and 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

Note 23 - Variable interest entities

The following table presents the summarized financial information about the Company’s consolidated VIEs which are included in the Consolidated Balance Sheets as of December 31, 2022 and 2021 and in the Consolidated Statement of Operations for the years ended December 31, 2022 and 2021. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through MSAs or financing arrangements.

The following table presents summarized financial information about the Company’s VIEs as of and for the years ended December 31, 2022 and 2021:

	As of December 31,
	2022			2021
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other Immaterial VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Included in Consolidated Balance Sheets:
Current assets	$21,146	$13,922	$4,719	$24,768	$12,900	$2,991
Non-current assets	32,932	5,762	9,233	31,526	7,113	10,402
Current liabilities	46,780	21,259	5,651	45,710	18,876	6,631
Non-current liabilities	3,952	735	6,094	4,161	1,277	4,239
Equity attributable to Curaleaf Holdings, Inc.	3,346	(2,310)	2,207	6,423	(140)	2,523

	Year ended December 31,
	2022			2021
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other Immaterial VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Included in Consolidated Statements of Operations:
Revenues	$15,795	$10,319	$12,843	$10,893	$9,765	$7,436
Net loss	(2,663)	(2,098)	1,361	(1,488)	(2,273)	1,700
Less: Net loss attributable to non-controlling interest	-	-	-	-	-	-
Net loss attributable to Curaleaf Holdings, Inc.	(2,663)	(2,098)	1,361	(1,488)	(2,273)	1,700

Other VIEs

As of December 31, 2022, VIEs included in the Other VIEs are CLF MD Processing and LLC and Broad Horizon Holdings, LLC. As of December 31, 2021, the VIE included in the Other VIEs is CLF MD Processing, LLC.

Note 24 – Revenue Disaggregation

The following table presents the disaggregation of total revenue for the years ending December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
Revenues:
Retail revenue	$1,015,179	$859,959
Wholesale revenue	316,321	333,711
Other	4,842	2,317
Total revenue	$1,336,342	$1,195,987

Note 25 – Subsequent events

On April 10, 2023, the Company completed the acquisition of Deseret Wellness, the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The issuance of the SVS to be issued in consideration for the acquisition will only occur, and will only be priced, ten trading days following the release of the Company’s annual financial statements for the year ended December 31, 2022, subject to compliance with securities laws.

On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The Company appealed this decision on April 14, 2023 and, on April 17, 2023, after a required 48-hour waiting period, filed with the NJ Court for an injunction to maintain its licenses. The same day, prior to the review of the application for an injunction by the court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses, subject to certain conditions. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR (www.sedar.com) under the Company’s profile.

On January 26, 2023, the Company announced its planned closure of a majority of its operations in California, Colorado and Oregon, as well as the consolidation of its cultivation and processing operations in Massachusetts to a single facility in Webster, resulting in the closure of its Amesbury facility. These planned closures represent a strategic shift in the Company’s operations that is anticipated to have a major effect on the Company’s operations and financial results. The financial effect of these closures is not readily known at the time of this filing. The planned closures of these operations did not meet the ASC 205 held for sale criteria as of the balance sheet date, accordingly these entities were not classified as held for sale or discontinued operations as of December 31, 2022.

See additional subsequent event disclosures related to the settlement of the Eagle Valley Holdings, LLC lawsuit at Note 20 – Commitments and contingencies and the pending acquisition of Deseret Wellness LLC at Note 4 – Acquisitions.